SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________________

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X]        Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2015

OR

[ ]        Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ___________ to ____________.

Commission file number 001-02979
_______________________________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Wells Fargo & Company 401(k) Plan
c/o Wells Fargo & Company
Sixth and Marquette
Minneapolis, MN 55479

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Wells Fargo & Company
420 Montgomery Street
San Francisco, CA 94163

(a)
The following financial statements and reports, which have been prepared pursuant to the requirements of the Employee Retirement Income Security Act of 1974, are filed as part of this Annual Report on Form 11-K:

Report of Independent Registered Public Accounting Firm

Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2015 and 2014
Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2015 and 2014
Notes to Financial Statements

Supplemental Schedule:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2015

(b)	The following Exhibit is filed as part of this Annual Report on Form 11-K:

(23)        Consent of Independent Registered Public Accounting Firm.

WELLS FARGO & COMPANY 401(k) PLAN
Financial Statements and Supplemental Schedule
December 31, 2015 and 2014
(With Report of Independent Registered Public Accounting Firm Thereon)

Report of Independent Registered Public Accounting Firm
The Audit and Executive Committee
Wells Fargo & Company 401(k) Plan:
We have audited the accompanying statements of net assets available for benefits of the Wells Fargo & Company 401(k) Plan (the Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
The supplemental information in the accompanying Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2015 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2015 is fairly stated in all material respects in relation to the 2015 financial statements as a whole.
/s/ KPMG LLP

San Francisco, California
June 16, 2016

WELLS FARGO & COMPANY 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2015 and 2014
	2015	2014
Assets:
Investments at fair value (notes 3, 4, 5 and 6):
Wells Fargo ESOP Fund (note 3):
Company common stock:
Allocated	$9,635,224,383	9,674,442,552
Unallocated	652	1,096
Company convertible preferred stock – unallocated	1,726,518,654	1,717,835,585
Short-term investments – allocated	123,731,845	115,501,917
	11,485,475,534	11,507,781,150
Wells Fargo Non-ESOP Fund (note 3):
Company common stock	1,036,154,112	968,951,449
Short-term investments	20,894,276	16,821,626
	1,057,048,388	985,773,075
Multi-manager funds
Collective investment funds	4,018,560,763	4,058,994,119
Mutual funds	2,556,699,844	2,529,984,914
	6,575,260,607	6,588,979,033
Wells Fargo Stable Value Fund	3,967,218,561	4,017,187,498
Collective investment funds	8,164,050,188	7,880,359,630
Mutual funds	4,538,646,243	4,396,686,816
Total investments at fair value	35,787,699,521	35,376,767,202
Notes receivable from participants	1,002,475,790	957,560,358
Employer match contribution receivable	194,996,148	153,680,655
Employer profit sharing contribution receivable	183,699,566	171,928,074
Other assets	1,035,846	59
Accrued income	26,266	28,973
Total assets	37,169,933,137	36,659,965,321
Liabilities:
ESOP notes payable – unallocated (notes 4 and 14)	(1,362,056,255)	(1,359,855,083)
Excess contributions and earnings payable (notes 2(n) and 16)	(140,641)	(102,762)
Other liability (note 11)	(30,000)	(30,000)
Total liabilities	(1,362,226,896)	(1,359,987,845)
Net assets available for benefits before adjustment	35,807,706,241	35,299,977,476
Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	(21,555,232)	(65,018,770)
Net assets available for benefits	$35,786,151,009	35,234,958,706

See accompanying notes to financial statements.

2

WELLS FARGO & COMPANY 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2015 and 2014
	2015	2014
Investment income:
Net (depreciation) appreciation in fair value of investments (note 5)	$(642,420,002)	2,813,020,454
Dividends, net of pass-through dividends of $49,890,833
and $48,847,578, respectively	722,004,252	592,599,360
Interest	74,270,464	69,552,429
Total investment income	153,854,714	3,475,172,243
Contributions:
Employer	1,138,469,549	1,016,393,410
Participants, net of excess contributions of $144,495 and
$99,088, respectively	1,561,872,121	1,410,212,816
Total contributions	2,700,341,670	2,426,606,226
Interest income from notes receivable from participants	52,739,619	48,593,716
Other income (notes 10 and 11)	1,079,061	71,863
Total additions to plan assets	2,908,015,064	5,950,444,048
Benefits paid to participants	(2,324,539,034)	(2,511,647,230)
ESOP interest expense	(32,283,727)	(38,835,583)
Total deductions to plan assets	(2,356,822,761)	(2,550,482,813)
Net increase	551,192,303	3,399,961,235
Net assets available for benefits:
Beginning of year	35,234,958,706	31,834,997,471
End of year	$35,786,151,009	35,234,958,706

See accompanying notes to financial statements.

3

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

(1)        Description of Plan
The following description of the Wells Fargo & Company 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document, as amended, for a more complete description of the Plan’s provisions.
(a)       General
The Plan is a defined contribution plan with a 401(k) feature sponsored by Wells Fargo & Company (the “Company” or “Plan Sponsor”). A portion of the Plan invested in Company stock is an Employee Stock Ownership Plan (ESOP). All subsidiaries of the Company with U.S.-based employees are participating employers in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and the Internal Revenue Code (IRC), as amended. Employees, who satisfy the Plan’s eligibility requirements, become eligible to make salary deferral contributions (before‑tax, Roth, or a combination of both) on the first day of the month following one calendar month of service and are eligible to receive employer matching contributions on the first day of the quarter following the completion of one year of vesting service, subject to other eligibility requirements. Employees are also eligible to receive employer discretionary profit sharing contributions, if awarded by the Company, after completion of one year of vesting service and satisfaction of other eligibility requirements.
The Plan is a safe harbor 401(k) plan under the IRC. As a result, the matching contributions made to the Plan are considered safe harbor matching contributions, and the contributions will automatically satisfy the nondiscrimination testing requirements under IRC section 401(m). In addition, the salary deferral contributions for participants who have at least one year of service will also automatically satisfy the nondiscrimination testing requirements under IRC Section 401(k).
The Plan is administered by the Plan Administrator. The Plan document requires that Company common stock be offered as an available investment option to participants (through the Wells Fargo ESOP Fund and the Wells Fargo Non‑ESOP Fund). The Employee Benefit Review Committee (the “Committee”) has discretion under the Plan to offer additional investment alternatives to participants. Under the terms of a trust agreement between the Company, Wells Fargo Bank, N.A. (the “Trustee”), which is a wholly owned subsidiary of the Company, and the Plan, the Trustee manages a master trust fund (“Trust”) on behalf of the Plan. GreatBanc Trust Company has been appointed the Independent Fiduciary (the “Independent Fiduciary”) to act as a named fiduciary by the Company for limited purposes in connection with the ESOP provisions of the Plan.
Effective January 1, 2015, the Plan was amended and restated to, in general: (i) incorporate all previous separate amendments; (ii) to clarify and update various Plan provisions; (iii) delete provision referring to employer discretionary share award contributions as these types of contributions are no longer made to the Plan; and (iv) delete references to special transition rules that took effect on September 1, 2013 for distributions and withdrawals from certain accounts.
A Plan amendment was signed on December 19, 2014, in general, to: (i) amend the Plan document effective June 26, 2013 to comply with regulatory guidance issued as a result of litigation related to the Defense of Marriage Act; (ii) amend the Plan effective April 16, 2014 to add and correct information related to acquired plans; (iii) amend the Plan effective June 25, 2014 to clarify the Committee’s

4(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

authority related to investment fund options offered within the Plan; (iv) replace Exhibit I regarding Domestic Relations Orders effective January 1, 2015; and (v) modify certain rollover provisions related to Roth contributions effective January 1, 2015.

(b)        Contributions and Vesting
Each year, eligible participants may make salary deferral contributions, subject to certain limitations, from 1% to 50% of their certified compensation, as defined in the Plan. These contributions are matched by the Company in an amount equal to 100% of up to 6% of participants’ annual certified compensation. Participants age 50 or older can make before-tax catch‑up, or Roth catch‑up (or a combination of both) salary deferral contributions each year in accordance with limits set by the Internal Revenue Service (IRS). Catch-up contributions are generally not eligible for employer matching contributions. Participants are fully vested in their salary deferral contributions. The employer matching contributions are automatically invested in the Company’s common stock, and participants can reallocate their Plan account balance, including employer matching contributions, at any time. All actively employed participants in the Plan are fully vested in their employer matching contributions.
The Company may make a discretionary profit sharing contribution to the Plan for a year, which is allocated to eligible participants’ Plan accounts. If such a contribution is to be made for a particular year, the Company will determine the percentage of certified compensation for the year to be contributed for each eligible participant (not to exceed 4% of annual certified compensation). The contribution is invested in the Wells Fargo ESOP Fund or the Wells Fargo Non-ESOP Fund, which are both primarily invested in the Company’s common stock, and becomes 100% vested after three years of service. Participants can transfer out of the Wells Fargo ESOP Fund or the Wells Fargo Non-ESOP Fund into any other investment funds under the 401(k) Plan at any time. For the years ended December 31, 2015 and 2014, the Company made a 1% discretionary contribution totaling $183,699,566 and $171,928,074, respectively.
Plan participants may also elect to rollover distributions from a former employer’s qualified retirement plan or a qualified Individual Retirement Account to the Plan.
(c)        Participant Accounts
Each participant’s Plan account is credited with the participant’s salary deferral contributions; the Company’s matching contributions, and any discretionary profit sharing contributions, which are subject to investment gains and losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested Plan account.
(d)        ESOP Plan Notes
As an ESOP, the Plan may borrow money from the Company or directly from outside lenders for the purpose of purchasing the Company’s common or preferred stock. The Plan may also purchase the Company’s common stock from entities other than the Company. During 2015 and 2014, the Plan borrowed money from the Company to buy Company preferred stock (note 14).

5(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

(e)        Payment of Benefits and Forfeitures
Upon termination of employment, a participant may elect to receive his or her vested Plan account balance as a lump sum or as a partial lump sum distribution. The option of installment payments was only available to participants who commenced installment payments prior to January 1, 2010. Certain participants with grandfathered benefits from plans merged into the Plan may also take their benefit as an annuity. Distributions from all funds are made in cash; however, a participant invested in the Company’s common stock may elect to receive shares of the Company’s common stock in-kind with the value of fractional shares paid in cash. If the participant’s balance is less than $1,000, a distribution is made as a lump sum upon termination, unless the participant elects to rollover their account balance or takes the portion of their account invested in the Company’s common stock in-kind.
While employed, a participant may make withdrawals from his or her Plan account (as allowed under IRS regulations) subject to certain restrictions, as described in the Plan. Certain restrictions associated with withdrawals may be waived in the event a participant demonstrates financial hardship. A participant invested in the Company’s common stock may request that the portion of their withdrawal invested in the Company’s common stock be disbursed in-kind with the value of fractional shares paid in cash.
When a participant terminates employment, he or she is entitled to distribution of his or her total vested account balance. The nonvested portion is forfeited and serves to reduce future employer contributions. Forfeitures used to offset employer contributions were approximately $2,389,000 and $13,356,000 for the years ended December 31, 2015 and 2014, respectively. The unallocated forfeiture account balance was approximately $0 and $17,000 for the years ended December 31, 2015 and 2014, respectively.

(f)         Notes Receivable from Participants
Two types of participant loans are available under the Plan: general purpose and principal residence. General purpose loans may be obtained for periods of up to five years. Principal residence loans are available only to finance the purchase or construction of the participant’s principal residence, and may not exceed 20 years. Participants may have three loans outstanding at any time with one of those loans being a principal residence loan. The maximum amount of any loan, when added to the balance outstanding on all other loans to the participant, may not exceed the lesser of (1) $50,000, less the participant’s outstanding loan balance from all defined contribution plans sponsored by the Company during the preceding 12 months, or (2) 50% of the participant’s total vested account balance in the Plan. The minimum principal amount for any loan is $500. The loan interest rate is a reasonable rate determined by the Plan Administrator. Repayments on loans are generally made through biweekly payroll deductions and are immediately allocated back to the appropriate funds based on the participant’s investment elections. Loans may be repaid in full at any time. As of December 31, 2015, interest rates ranged from 3.25% to 11.50% and loans mature through December 7, 2035.
Upon termination of employment or death, loans must be repaid by the last business day of the calendar quarter following the calendar quarter in which termination or death occurred, or a taxable distribution will be declared.

6(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

(g)        ESOP
The Plan purchases Company preferred stock using the proceeds of the ESOP loans. As the Plan makes payments of principal on the loans, an appropriate percentage of preferred shares are released and converted to common stock. Common stock equal in value to the employer’s matching contribution is allocated to the participants’ accounts and invested in the Wells Fargo ESOP Fund (note 3).
Participants in the Plan may elect to have cash dividends from Company common stock that is held in their account in the Wells Fargo ESOP Fund to be either reinvested in the Wells Fargo ESOP Fund or distributed to them in cash. Dividends on employer contribution accounts that are reinvested are used to make payments on the loans and an appropriate percentage of preferred shares are released and converted to common stock. Common stock equal in value to the dividends are then allocated to the participant’s employer contribution accounts and reinvested in the Wells Fargo ESOP Fund.
Certain participants in the Plan are not eligible to invest in the Wells Fargo ESOP Fund, and employer contributions for these participants are automatically invested in the Company common stock in the Wells Fargo Non-ESOP Fund. Dividends on common stock held in the Wells Fargo Non-ESOP Fund are reinvested in the Wells Fargo Non-ESOP Fund.
(h)        Investment Options
Participants may direct the investment of their salary deferral contributions to the Plan in one or more of 26 investment funds (note 2(b)) in multiples of 1% of each contribution. If a participant does not choose an investment fund, the contributions are invested in the age appropriate Wells Fargo Dow Jones Target Date Fund™. Participants may change their deferral percentage or investment direction at any time.
Employer contributions are automatically invested in Company common stock. Shares of Company common stock contributed by the Company may either be authorized, but previously unissued shares, or shares held by the Company as Treasury shares. Participants have the ability to divest out of the Wells Fargo ESOP Fund or the Wells Fargo Non-ESOP Fund at any time and reinvest in any of the other investment funds.
(2)         Summary of Significant Accounting Policies
(a)        Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.
(b)        Master Savings Trust
The Trust consists solely of the Plan’s assets and the Company has elected the financial statement presentation format, which presents the Plan’s assets as if they were not part of a Master Trust.

7(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

As of December 31, 2015, the Trust is comprised of the following 27 investment funds:

Wells Fargo 100% Treasury Money Market Fund	Wells Fargo Dow Jones Target 2050 Fund
Wells Fargo Stable Value Fund	Wells Fargo Dow Jones Target 2055 Fund
U.S. Bond Index Fund	Large Cap Value Fund
PIMCO Global Advantage Strategy	S&P 500 Index Fund
Bond Fund	Large Cap Growth Fund
Wells Fargo Dow Jones Target Today Fund	S&P Mid Cap Index Fund
Wells Fargo Dow Jones Target 2010 Fund	Russell Small Cap Index Fund
Wells Fargo Dow Jones Target 2015 Fund	Small Cap Fund
Wells Fargo Dow Jones Target 2020 Fund	International Index Fund
Wells Fargo Dow Jones Target 2025 Fund	International Equity Fund
Wells Fargo Dow Jones Target 2030 Fund	Emerging Markets Equity Fund
Wells Fargo Dow Jones Target 2035 Fund	NASDAQ 100 Index Fund
Wells Fargo Dow Jones Target 2040 Fund	Wells Fargo ESOP Fund
Wells Fargo Dow Jones Target 2045 Fund	Wells Fargo Non-ESOP Fund
Under the terms of the Trust agreement, the Trustee maintains custody of the 27 funds on behalf of the Plan.
(c)         Administrative Expenses
All costs and expenses of administering the Plan and Trust are paid by the Company, except for certain investment management fees, which are netted against investment returns.
(d)        Fair Value Definition and Hierarchy
Investments are reported at fair value. The Plan bases its fair values on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Their value measurements are based on exit prices and determined by maximizing the use of observable inputs. However, for certain investments the Plan may utilize unobservable inputs in determining fair value due to the lack of observable inputs in the market, which requires greater judgment in measuring fair value.
Assets and liabilities measured at fair value are grouped in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:
•Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.

•
Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model‑based valuation techniques, for which all significant assumptions are observable in the market.

8(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

•
Level 3 – Valuation is generated from model‑based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
In the determination of the classification of financial instruments in Level 2 or Level 3 of the fair value hierarchy, the Plan considers all available information, including observable market data, indications of market liquidity and orderliness, and its understanding of the valuation techniques and significant inputs used. Based upon the specific facts and circumstances of each instrument or instrument category, judgments are made regarding the significance of the Level 3 inputs to the instruments’ fair value measurement to its entirely. If Level 3 inputs are considered significant, the instrument is classified as Level 3. See note 6 for discussion on fair value measurements.
(e)        Investments Valuation and Income Recognition
Securities transactions are recorded on the trade‑date basis. Interest income is recorded on the accrual basis. Dividends are allocated based upon participant account holdings on the record date and are recorded in the Trust on the dividend payment date. Net appreciation or (depreciation) includes gains and or losses on investments bought and sold as well as held during the year.
As of December 31, 2015 and 2014, the Plan owned approximately 3.58% and 3.54%, respectively, of the issued common stock of the Company. While the carrying value of these shares is based on the quoted market price, the sale of all such shares, if executed, would of necessity be accomplished over a period of time and may result in a price greater or less than the carrying value. Additionally, the Plan owned 1,418,917 shares and 1,377,713 shares of convertible preferred stock of the Company with a fair value of approximately $1,726 million and $1,718 million as of December 31, 2015 and 2014, respectively. These shares are convertible into additional shares of the Company’s common stock based on the fair value of the common stock as of the date of conversion.
On March 26, 2015, the Plan purchased 826,598 shares of 2015 ESOP cumulative convertible preferred stock from the Company for $900 million and issued a note payable to the Company. The shares have a stated value of $1,000 per share and a fair market value of $1,089 per share as of purchase date with cumulative dividends payable quarterly at an initial annual rate of 8.90%. The note bears interest at 1.48% and is due December 31, 2024.

On January 7, 2014, the Plan purchased 1,217,000 shares of 2014 ESOP cumulative convertible preferred stock from the Company for $1,325 million and issued a note payable to the Company. The shares have a stated value of $1,000 per share and a fair market value of $1,089 per share as of purchase date, with cumulative dividends payable quarterly at an initial annual rate of 8.70%. The note bears interest at 1.50% and is due December 31, 2023.

9(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

(f)         Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan and plan loan rules, as determined by the Plan Administrator.
(g)        Reporting of Fully Benefit‑Responsive Contracts
The Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 946‑210‑45 and 946‑210‑50 requires fully benefit‑responsive investment contracts held by a defined‑contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined‑contribution plan attributable to fully benefit‑responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.
(h)        Guaranteed Investment Contracts and Security‑Backed Contracts
(i)     Description
The Wells Fargo Stable Value Fund (the Stable Value Fund) primarily invests in security-backed contracts issued by insurance companies and other financial institutions. The Stable Value Fund also invests in Wells Fargo Stable Return Fund G, which has an investment objective similar to that of the Stable Value Fund, and Wells Fargo/BlackRock Short Term Investment Fund S, which invests in highly liquid assets. The Stable Value Fund uses these investments for daily liquidity needs.
A security-backed contract is an investment contract (also known as a synthetic guaranteed investment contract (GIC) or a separate account GIC) issued by an insurance company or other financial institution, backed by a portfolio of bonds. The bond portfolio is either owned directly by the Stable Value Fund or owned by the contract issuer and segregated in a separate account for the benefit of the Stable Value Fund. The portfolio underlying the contract is maintained separately from the contract issuer’s general assets, usually by a third-party custodian. The interest crediting rate of a security‑backed contract is based on the contract value, the fair value, duration, and yield to maturity of the underlying portfolio. These contracts typically allow for realized and unrealized gains and losses on the underlying assets to be amortized, usually over the duration of the underlying investments, through adjustments to the future interest crediting rate, rather than reflected immediately in the net assets of the Stable Value Fund. The issuer guarantees that all qualified participant withdrawals will be at contract value. In the case of a full liquidation event, the issuer is responsible for covering any amount by which the contract value exceeds the fair value of the underlying portfolio. No payments related to the security backed contracts were made by the issuers during the years ended December 31, 2015 and 2014.

10(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

Risks arise when entering into any investment contract due to the potential inability of the issuer to meet the terms of the contract. In addition, security-backed contracts have the risk of default or the lack of liquidity of the underlying portfolio assets. The credit risk of each issuer is evaluated and monitored through the Plan’s investment advisor credit analysis. The credit analysis includes, but is not limited to, asset quality and liquidity, management quality, surplus adequacy, and profitability. The Plan requires that the issuers of each investment contract have at least an "A-" rating as of the contract effective date, and that  all underlying portfolio assets be rated investment grade at the time of purchase.
(ii)     Variables that Impact Future Crediting Rates
The primary variables impacting the future crediting rates of security‑backed contracts include:
•the current yield of the assets underlying the contract;
•the duration of the assets underlying the contract; and

•	the existing difference between the fair value and contract value of the assets within the contract.
(iii)    Crediting Rate Calculation Methodology
The Stable Value Fund uses the following compound crediting rate formula for security-backed contracts:
CR = [(FV/CV)(1/D))*(1+Y)]‑1, where:
CR = gross crediting rate
FV = fair value of underlying portfolio
CV = contract value
D = weighted average duration of the underlying portfolio
Y = annualized weighted average yield to maturity of the underlying portfolio
The net crediting rate reflects fees paid to security‑backed contract issuers.
(iv)    Basis and Frequency of Determining Contract Crediting Rates
The security‑backed contracts are designed to reset their respective crediting rates on a quarterly basis, but may reset more or less frequently.
(v)     Minimum Crediting Rates
Security‑backed contracts cannot credit an interest rate that is less than zero percent.

11(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

(vi)    Relationship between Future Crediting Rates and Adjustment between Fair Value and Contract Value
The crediting rate of security‑backed contracts will track current market yields on a trailing basis. The rate reset allows the contract value to converge with the fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration.
To the extent that the underlying portfolio of a security‑backed contract has unrealized and/or realized losses, a positive adjustment is made to the adjustment from fair value to contract value under contract value accounting. As a result, the future crediting rate may be lower over time than the then‑current market rates. Similarly, if the underlying portfolio generates unrealized and/or realized gains, a negative adjustment is made to the adjustment from fair value to contract value, and the future crediting rate may be higher than the then‑current market rates.
(vii)   Valuation of Investments
Security‑backed contracts are carried at contract value in the aggregate, which consists of the fair value of the underlying portfolio, accrued interest on the underlying portfolio assets, the fair value of the contract, and the adjustments to contract value. These adjustments generally represent the contract value less the fair value of the contract, fair value of the underlying portfolio, and accrued interest on the underlying portfolio assets. The contract rate resets periodically, normally each quarter or semi-annually, using end-of-period data. The interest rate disclosed on the supplemental schedule of assets (held at end of year) represents the rate in effect on December 31, 2015. The underlying portfolio assets, the adjustments to contract value, and the accrued interest receivable are shown by contract on the supplemental schedule of assets (held at end of year). The collective trust fund and short‑term investment fund investments are carried at the reported unit value of each fund. The underlying assets may contain issues that are considered illiquid.
The fair value of a security-backed contract includes the value of the underlying securities and the value of the wrapper contract. The fair value of a wrapper contract provided by a security-backed contract issuer is based on the replacement cost methodology which is the present value of the difference between the replacement wrapper fee and the contracted wrapper fee. See note 6 for additional discussion on fair value measurements.
(viii)  Withdrawal and Termination Provisions
All security-backed contracts held by the Stable Value Fund are fully benefit responsive, which means withdrawals from these investment contracts may be made at contract value for qualifying benefit payments, including participant‑directed transfers.
Security-backed contracts generally are evergreen contracts that contain termination provisions, allowing the Stable Value Fund or the contract issuer to terminate with notice, at any time at fair value, and providing for automatic termination of the contract if the contract value or the fair value of the underlying portfolio equals zero. The issuer is obligated to pay the excess contract value

12(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

when the fair value of the underlying portfolio equals zero. Security-backed contracts are not assignable or transferable without consent of the issuer and have no publicly traded secondary market.
Security-backed contracts that permit the issuer to terminate at fair value generally provide that the Stable Value Fund may elect to convert such termination to an amortization election as described below. In addition, if the Stable Value Fund defaults in its obligations under the contract (including the issuer’s determination that the agreement constitutes a nonexempt prohibited transaction as defined under ERISA), and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the Stable Value Fund will receive the fair value as of the date of termination. Each contract recognizes certain “events of default” which can invalidate contracts’ coverage. Among these are investments outside of the range of investments which are permitted under the investment guidelines contained in the investment contract, fraudulent or other material misrepresentations made to the investment contract provider, changes of control of the investment adviser not approved by the contract issuer, changes in certain key regulatory requirements, or failure of the Plan to be tax qualified.
Generally, security-backed contracts permit the issuer or investment manager to elect at any time to convert the underlying portfolio to a declining duration strategy whereby the contract would terminate at a date which corresponds to the duration of the underlying portfolio on the date of the amortization election. After the effective date of an amortization election, the underlying portfolio must conform to the guidelines agreed upon by the contract issuer and the investment manager for the amortization election period. The guidelines are intended to result in the convergence of the contract value and the fair value of the underlying portfolio by the termination date.
Security‑backed contracts also generally provide for withdrawals associated with certain events, which are not in the ordinary course of plan operations. These withdrawals are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events, which may trigger a market value adjustment; however, such events may include, but not limited to, the following:
•material amendments to the Plan’s structure or administration;
•complete or partial termination of the Plan, including a merger with another plan;

•	the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA;

•
the withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan (such as a group layoff or early retirement incentive program), the closing or sale of a subsidiary, employing unit, or affiliate, the bankruptcy or insolvency of a plan sponsor, the merger of the Plan with another plan, or the Plan sponsor’s establishment of another tax qualified defined contribution plan;

•	any change in law, regulation, ruling, administrative or judicial position, or accounting requirement, applicable to the Plan or participating plans; and

13(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

•	the delivery of any communication to plan participants designed to influence a participant not to invest in the Plan.
At this time, the Stable Value Fund does not believe that the occurrence of any such market value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.
(ix)    Investment Transactions and Interest Income
Investment transactions are accounted for on a trade-date basis. Realized gains and losses within the portfolios underlying the security-backed contracts are determined on the basis of average cost. Interest income, including the amortization of premiums and discounts, is recorded on an accrual basis.
(x)     Unit Issues, Redemptions, Distributions
In accordance with the terms of the Investment Advisory Agreement, the net asset value of the Stable Value Fund is calculated daily, and net investment income and realized and unrealized gains on investments are not distributed, but rather reinvested and reflected in the net asset value of the Stable Value Fund. Units of the Stable Value Fund are issued and redeemed at the current net asset value.
(xi)    Average Yields
The average yield for the investment contracts based on actual earnings at December 31, 2015 and 2014 was 1.97% and 1.50%, respectively. This represents the annualized earnings of all investments in the Stable Value Fund divided by the fair value of all investments in the Stable Value Fund at December 31, 2015 and 2014, respectively.
The average yield adjusted to reflect the actual interest rate credited to participants at December 31, 2015 and 2014 was 1.95% and 1.80%, respectively. This represents the annualized earnings credited to participants in the Stable Value Fund divided by the fair value of all investments in the Stable Value Fund at December 31, 2015 and 2014, respectively.
(xii)   Securities Purchased on a Forward‑Commitment Basis
Delivery and payment for securities that have been purchased by the portfolios underlying the security-backed contracts of the Stable Value Fund on a when-issued or other forward-commitment basis can take place a month or more after the transaction date. During this period, such securities do not earn interest, are subject to market fluctuation, and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued or other forward-commitment basis may increase the volatility of the portfolios underlying the security-backed contracts if the Stable Value Fund makes such purchases while remaining substantially fully invested.
In connection with its ability to purchase securities on a forward-commitment basis, the Stable Value Fund may enter into mortgage dollar rolls in which the Stable Value Fund sells securities purchased on a forward-commitment basis and simultaneously contracts with a counterparty to

14(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

repurchase similar (same type, coupon, and maturity), but not identical, securities on a specified future date at a lower purchase price relative to the current market.
(xiii)  Securities Sold on a Forward-Commitment Basis
The portfolios underlying the security-backed contracts of the Stable Value Fund may enter into forward sale commitments to hedge portfolio positions or to sell mortgage-backed securities under delayed delivery arrangements. Proceeds of forward sale commitments are not received until the contractual settlement date. During the time a forward sale commitment is outstanding, equivalent deliverable securities or an offsetting forward purchase commitment, deliverable on or before the sale commitment date, is used to satisfy the commitment.
Generally, unsettled forward sale commitments are valued at the current fair value of the underlying securities. The forward sale commitment is “marked-to-market” like other securities in the Stable Value Fund, and the change in fair value is recorded by the portfolios underlying the security-backed contracts as an unrealized gain or loss. If the forward sale commitment is closed through the acquisition of an offsetting purchase commitment, the underlying portfolio realizes a gain or loss. If the underlying portfolio delivers securities under the commitment, the underlying portfolio realizes a gain or a loss from the sale of the securities based upon the fair value established at the effective date of the commitment.
(xiv)  Futures Transactions
The Stable Value Fund may use futures contracts to gain or to hedge against broad market or interest rate exposure. In order to gain exposure to or to protect against changes in the market, the portfolios underlying the security-backed contracts of the Stable Value Fund may buy or sell financial futures contracts on any U.S. or foreign exchange. Risks of entering into futures transactions include the possibility that there may be an illiquid market at the time of settlement or that a change in the value of the contract may not correlate with changes in the value of the underlying securities.
Upon entering into a futures contract, the Stable Value Fund is required to deposit either cash or securities in an amount equal to a percentage of the futures contract value (initial margin). Subsequent payments (variation margin) are made or received by the Stable Value Fund each day. The variation margin payments reflect the daily changes in the futures contract value and are recorded as unrealized gains and losses. The underlying portfolio recognizes a realized gain or loss when the futures contract is closed or expires. With futures, there is minimal counterparty risk to the Stable Value Fund since futures are exchange traded and the exchange’s clearinghouse, as counterparty to all exchange traded futures, guarantees the futures against default.
(xv)   Expenses
The Stable Value Fund pays wrapper contract fees to the security-backed contract issuers to assure contract liquidity for plan participant‑directed withdrawals. Annual investment management fees in 2015 and 2014 were $379,276 and $391,344, respectively, based on separate agreements for various types of instruments.

15(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

(i)          Risks and Uncertainties
The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.
(j)          Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.
(k)        Payment of Benefits
Benefits are recorded when paid.

(l)	Reclassifications
Certain amounts in 2014 were reclassified to conform with the presentation in 2015. The reclassification had no impact on the net assets available for benefits.

(m)	New Accounting Pronouncements
In May the FASB issued Accounting Standards Update (ASU or Update) 2015-07, Fair Value Measurement (Topic 820), Disclosures for Investment in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). Entities measuring investments at net asset value per share (NAV) as a practical expedient are no longer required to categorize such investments within the fair value hierarchy. The Update is effective for fiscal years beginning after December 15, 2016. Plans may early adopt. The Update will not affect the statement of net assets available for benefits or the statement of changes in net assets available for benefits as it only amends the fair value measurement disclosure requirements for those investments measured at NAV.
In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully-Benefit Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient, which simplifies certain aspects of employee benefit plan (EBP) accounting. The new guidance simplifies the measurement of fully benefit-responsive investment contracts (FBRICs) and disclosures about plan investments. It also allows an EBP with a fiscal year end that doesn’t coincide with the end of a calendar month to choose a simpler way of measuring its investments and investment-related accounts. The new guidance for FBRICs and investment plan disclosures is to be applied retrospectively. The measurement date practical expedient is to be applied prospectively. The Update is effective for fiscal years beginning after December 15, 2015. Plans may early adopt any of the Update’s three parts without early adopting the other parts. The Update will result in reclassification of

16(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

FBRICs from fair value to contract value on the statements of net assets available for benefits and simplify the investment disclosures. It will not impact the statements of changes in net assets available for benefits.
(n)    Excess Contributions and Earnings Payable
Excess contributions and earnings payable represent amounts withheld from participants in excess of IRC limitations that are to be refunded at year-end. As of December 31, 2015 and 2014, $140,641 and $102,762, respectively, of excess contributions and earnings thereon are required to be refunded prior to December 31, of the subsequent year. These amounts were refunded to participants prior to March of the year following the plan year-end. Excess contributions and earnings are netted against contributions and interest income in the statements of changes in net assets available for benefits.
(3)        Wells Fargo ESOP Fund and Wells Fargo Non‑ESOP Fund
The Company’s common and preferred shares held in the Wells Fargo ESOP Fund that were purchased with the proceeds of the ESOP loans from the Company represent leveraged shares. These shares are held in an account called the “Unallocated Reserve.” The leveraged shares are released from the Unallocated Reserve as the ESOP loans are repaid and any preferred leverage shares are converted into Company common stock for allocation to participants’ Plan accounts. The preferred shares are convertible based on the then current market price of the common stock. Such stock is used to provide all or part of the Company matching contributions credited to participants’ accounts (note 1(g)).
Each participant is entitled to exercise voting rights attributable to the Company common stock allocated to his or her Plan account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee will vote all shares of Company common stock held in the Wells Fargo ESOP Fund, Wells Fargo Non‑ESOP Fund and the Unallocated Reserve in proportion to “votes’ cast by participants.
Participants may elect to have dividends on their vested accounts held in the Wells Fargo ESOP Fund paid to them in cash or have the dividends automatically reinvested in additional shares of Company common stock in the Wells Fargo ESOP Fund. The dividend will be automatically reinvested in the Plan if: (i) a participant makes no election, (ii) if the total vested dividend for a participant is less than $5, or (iii) the participant is deceased. Participants may not elect to have dividends on their vested accounts in the Wells Fargo Non‑ESOP Fund paid to them in cash. Dividends on common stock held in the Wells Fargo Non‑ESOP Fund are reinvested in the Plan within the Wells Fargo Non‑ESOP Fund.
The Plan provides that dividends received on the Company’s common and preferred stock held in the Unallocated Reserve, dividends attributable to the portion of the participants’ employer contribution account that are reinvested and dividends that are attributable to the participants’ nonvested accounts will be applied to make any required ESOP loan payments. Shares of the Company’s common stock that are released due to such ESOP loan payments will be transferred to the Wells Fargo ESOP Fund as reinvested dividends. To the extent that such dividends are not sufficient to make required ESOP loan payments, employer contributions will be applied to make the required payments.
In the event that the total dividends on the Company’s common stock held in the Wells Fargo ESOP Fund that are to be reinvested in participant employer contribution accounts exceed the amount that can be paid as allowable ESOP loan payments, the Plan will reclassify the dividend cash received that was not used as ESOP loan

17(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

payments as an employer contribution. The Company will in turn fund that portion of the dividend with shares of Company common stock. Any amount of dividend cash that is reclassified as an employer contribution will be transferred to the Unallocated Reserve and will be used to make payments to fund the Company matching contributions. Such reclassification amounted to $39.7 million and $81.2 million in 2015 and 2014, respectively.
(4)        Shares and Investments Not Directed by Participants
Information about the net assets and significant components of the changes in net assets relating to nonparticipant directed investments as of and for the years ended December 31, 2015 and 2014 is presented in the following tables.

	2015	2014
	ESOP	ESOP
	Unallocated	Unallocated
Assets:
Company common stock	$652	1,096
Company convertible preferred stock	1,726,518,654	1,717,835,585
Total investments	1,726,519,306	1,717,836,681
Accrued income	4,541	4,747
Total assets	1,726,523,847	1,717,841,428
Liabilities:
Notes payable	(1,362,056,255)	(1,359,855,083)
Total liabilities	(1,362,056,255)	(1,359,855,083)
Net assets available for benefits	$364,467,592	357,986,345
Company common shares:
Number of shares	12	20
Cost	$643	1,045
Fair value	652	1,096
Company convertible preferred shares:
Number of shares	1,418,917	1,377,713
Cost	$1,543,382,110	1,497,106,508
Estimated fair value	1,726,518,654	1,717,835,585

18(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

	2015	2014
	ESOP	ESOP
	Unallocated	Unallocated
Contributions	$657,413,407	978,377,075
Net depreciation	(104,447,051)	(20,974,993)
Dividend income	143,263,712	152,451,826
Interest income	30,809	37,498
Notes payable interest expense	(32,283,727)	(38,835,583)
Release of common stock 14,546,650 and 21,362,787
shares for 2015 and 2014, respectively	(657,495,903)	(991,151,179)
Increase in net assets	6,481,247	79,904,644
Net assets:
Beginning of year	357,986,345	278,081,701
End of year	$364,467,592	357,986,345

19(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

(5)         Investments
The following represents the Plan’s investments as of December 31, 2015 and 2014. Individual investments which represent 5% of net assets available for benefits are separately identified (†):

	2015	2014
Assets:
Wells Fargo ESOP Fund †:
Company common stock*
Allocated	$9,635,224,383	9,674,442,552
Unallocated	652	1,096
Company convertible preferred stock – unallocated*	1,726,518,654	1,717,835,585
Short-term investments – allocated*	123,731,845	115,501,917
Total ESOP Fund	11,485,475,534	11,507,781,150
Wells Fargo Non-ESOP Fund :
Company common stock*	1,036,154,112	968,951,449
Short-term investments*	20,894,276	16,821,626
Total Non-ESOP Fund	1,057,048,388	985,773,075
Wells Fargo Stable Value Fund*†:
Security-backed contracts:
Underlying securities of security-backed contracts	3,577,784,354	3,549,669,778
Receivable for investment securities sold	6,916,000	6,916,000
Accrued interest receivable	7,872,908	7,663,618
Deposits with brokers for future transactions	97,200	103,872
Receivable for investment payments due	695,616	710,478
Wrapper contracts at fair value	459,698	603,523
Variation margin payable	(15,187)	(11,407)
Payable for investment securities purchased	(6,951,000)	(6,951,000)
Wrapper contract fee payable	(1,358,463)	(1,259,696)
Investment management fee payable	(91,622)	(100,114)
Pending trades	(729,556)	(5,628,573)
Payable for securities purchased on a forward
commitment basis	(5,592,301)	(11,586,289)
Total security-backed contracts	3,579,087,647	3,540,130,190

20(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

	2015	2014
Collective investment funds:
Wells Fargo/BlackRock Short Term
Investment Fund G*	$187,668,922	326,059,632
Wells Fargo Stable Return Fund G*	200,461,992	150,997,676
Total collective investment funds	388,130,914	477,057,308
Total Wells Fargo Stable Value Fund	3,967,218,561	4,017,187,498
Multi-manager funds:
Wells Fargo Large Cap Value Fund †:
Dodge and Cox Stock mutual fund	698,511,158	745,589,407
MFS Large Cap Value collective investment fund	680,585,223	725,466,492
T Rowe Price Equity Income Fund	682,218,592	732,503,178
Total Wells Fargo Large Cap Value Fund	2,061,314,973	2,203,559,077
Wells Fargo Large Cap Growth Fund †:
Los Angeles Large Cap Growth collective investment fund	639,505,374	587,749,581
T Rowe Price Blue Chip Growth collective investment fund	662,747,535	605,495,825
Delaware US Growth mutual fund	665,230,368	583,719,660
Total Wells Fargo Large Cap Growth Fund	1,967,483,277	1,776,965,066
Wells Fargo Small Cap Fund:
Wells Fargo Advantage Emerging Growth mutual fund*	201,048,417	210,066,274
Advisory Research Small Cap collective investment fund	201,674,129	213,859,602
SSGA Russell Small Cap Index Non Lending collective
investment fund	416,140,886	439,266,886
Wellington Select Small Cap Growth collective investment
fund	202,441,789	211,121,169
Wellington Small Cap Value collective investment fund	200,686,957	212,806,822
Total Wells Fargo Small Cap Fund	1,221,992,178	1,287,120,753

21(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

	2015	2014
International Equity Fund:
Wells Fargo/Thornburg International collective investment
fund*	$332,560,278	330,724,564
American Funds EuroPacific Growth mutual fund	665,182,774	661,604,113
Harbor International Fund mutual fund	326,727,127	329,005,460
Total International Equity Fund	1,324,470,179	1,321,334,137
Total multi-manager funds	6,575,260,607	6,588,979,033
Collective investment funds:
US Bond Index Fund	1,008,195,319	972,533,818
S&P 500 Index Fund†	2,935,916,613	2,867,983,668
S&P MidCap Index Fund	1,593,924,019	1,602,940,018
Russell Small Cap Index Fund	489,736,467	473,883,847
Emerging Markets Index Fund	524,912,741	629,762,848
International Index Fund	447,288,065	374,278,465
NASDAQ 100 Index Fund	1,164,076,964	958,976,966
Total collective investment funds	8,164,050,188	7,880,359,630
Mutual funds:
Wells Fargo Dow Jones Target Today Fund*	122,478,769	137,471,379
Wells Fargo Dow Jones Target 2010 Fund*	51,605,170	59,400,644
Wells Fargo Dow Jones Target 2015 Fund*	166,533,337	202,141,389
Wells Fargo Dow Jones Target 2020 Fund*	457,689,055	452,957,871
Wells Fargo Dow Jones Target 2025 Fund*	995,632,263	1,038,111,862
Wells Fargo Dow Jones Target 2030 Fund*	587,042,245	533,795,624
Wells Fargo Dow Jones Target 2035 Fund*	380,708,330	339,593,673
Wells Fargo Dow Jones Target 2040 Fund*	439,045,868	394,678,654
Wells Fargo Dow Jones Target 2045 Fund*	207,077,418	172,637,333
Wells Fargo Dow Jones Target 2050 Fund*	574,346,475	559,560,142
Wells Fargo Dow Jones Target 2055 Fund*	100,821,741	76,886,789
Wells Fargo 100% Treasury Money Market Fund*	324,643,175	285,416,835
PIMCO Global Advantage Bond Fund	131,022,397	144,034,621
Total mutual funds	4,538,646,243	4,396,686,816
Total investments at fair value	35,787,699,521	35,376,767,202

22(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

	2015	2014
Adjustments from fair value to contract value for
fully benefit-responsive investment contracts held in
the Stable Value Fund:
Security-backed contracts	$(20,557,909)	(62,933,989)
Collective investment funds	(997,323)	(2,084,781)
Total adjustment from fair value to
contract value	(21,555,232)	(65,018,770)
Total investments as adjusted	$35,766,144,289	35,311,748,432
* Represents related-party and party-in-interest (note 9)

During 2015 and 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value by $(642,420,002) and $2,813,020,454, respectively, as summarized below:

	2015	2014
Net appreciation (depreciation) in fair value of investments:
Wells Fargo ESOP Fund:
Company common stock – allocated	$(44,995,136)	1,707,713,577
Company common stock – unallocated	(13)	85
Company convertible preferred stock – unallocated	(104,447,038)	(20,975,078)
Wells Fargo Non-ESOP Fund:
Company common stock – allocated	(7,132,890)	160,374,087
Multi-manager funds	(182,746,990)	278,705,429
Collective investment funds	(58,816,579)	653,462,077
Mutual funds	(244,281,356)	33,740,277
	$(642,420,002)	2,813,020,454

(6)        Fair Value Measurements
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.
Investments in mutual funds are valued at fair value based upon quoted prices in an active market.

23(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

Investments in collective investment funds are valued at NAV as a practical expedient for fair value. The NAV is based on the value of the underlying investments which are traded on an active market.
Investments in multi-manager funds are comprised of publicly traded mutual funds, which are valued at fair value based upon quoted prices in an active market, and collective investment funds that are valued at NAV as a practical expedient for fair value. The NAV is based upon the value of the underlying investments which are traded on an active market.
Investments in the Company’s common stock are valued at quoted market values.
Investments in the Company’s convertible preferred stock are valued at appraised value by an independent pricing service. The independent pricing service models the expected cash flows with the contractual dividends and Company’s common shares equal to $1,000 upon conversion of a preferred share. The independent pricing service then discounts the cash flows back to the present value by the appropriate preferred discount rate which is determined by analyzing a variety of market yields, including yields on preferred securities and bonds issued by the Company and institutions similar to the Company.
The Wells Fargo ESOP Fund and Wells Fargo Non‑ESOP Fund are managed as unitized accounts that hold Wells Fargo common stock and a small percentage of a Short Term Investment Fund (STIF) to provide daily liquidity. Short‑term investments are investments in collective investment funds.
As described in (2)(h)(vii), the fair value of a guaranteed investment contract is based on the present value of future cash flows using the current discount rate. The discount rate and future cash flows are directly observable inputs. Similarly, the fair value of a wrapper contract provided by a security‑backed contract issuer is the present value of the difference between the current wrapper fee and the contracted wrapper fee. The fees and discount rate are also directly observable inputs.
The fair values of the security‑backed  contracts are based on the cumulative value of their underlying portfolios and wrapper contracts. Investments in security‑backed contracts are similar to positions in investment funds, as the security‑backed contracts allow for periodic deposits and withdrawals. Prices for securities held in the underlying portfolios are primarily obtained from independent pricing services. These prices are based on observable market data for the same or similar securities. To a lesser extent, indicative quotes are obtained from independent brokers. Broker prices may be based on observable market data for the same or similar securities. Finally, when accurate prices are unavailable from either of those two sources, securities may be priced internally, using a combination of observable and unobservable market data. All prices are validated through internal price models.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes it valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. Please refer to note 2(d) for the definition of fair value and the fair value hierarchy.

24(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2015 and 2014, respectively:

	December 31, 2015
	Level 1	Level 2	Level 3	Total
Mutual funds:
Domestic large-cap stocks	$530,178,686	—	—	530,178,686
Domestic mid-cap stocks	520,184,295	—	—	520,184,295
Domestic small-cap stocks	511,855,635	—	—	511,855,635
Emerging markets stocks	279,367,046	—	—	279,367,046
International stocks	538,031,423	—	—	538,031,423
International fixed income	131,022,397	—	—	131,022,397
Domestic intermediate (core)
fixed income	1,613,111,647	—	—	1,613,111,647
Short term investments	414,895,114	—	—	414,895,114
Total mutual funds	4,538,646,243	—	—	4,538,646,243
Collective investment funds:
Domestic large-cap stocks	—	4,099,993,577	—	4,099,993,577
Domestic mid-cap stocks	—	1,593,924,019	—	1,593,924,019
Domestic small-cap stocks	—	489,736,467	—	489,736,467
Emerging markets stocks	—	524,912,741	—	524,912,741
International stocks	—	447,288,065	—	447,288,065
Domestic intermediate (core)
fixed income	—	1,008,195,319	—	1,008,195,319
Total collective
investment funds	—	8,164,050,188	—	8,164,050,188
Multi-manager funds:
Domestic large-cap stocks	1,363,741,526	2,665,056,724	—	4,028,798,250
Domestic small-cap stocks	201,048,417	1,020,943,761	—	1,221,992,178
International stocks	991,909,901	332,560,278	—	1,324,470,179
Total multi-
manager funds	2,556,699,844	4,018,560,763	—	6,575,260,607
Company common stock	10,671,379,147	—	—	10,671,379,147
Company convertible preferred
stock	—	—	1,726,518,654	1,726,518,654
Short term investments	—	144,626,121	—	144,626,121
Wells Fargo Stable Value fund	—	3,967,218,561	—	3,967,218,561
Total investments	$17,766,725,234	16,294,455,633	1,726,518,654	35,787,699,521

25(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

	December 31, 2014
	Level 1	Level 2	Level 3	Total
Mutual funds:
Domestic large-cap stocks	$527,013,375	—	—	527,013,375
Domestic mid-cap stocks	529,597,926	—	—	529,597,926
Domestic small-cap stocks	527,013,375	—	—	527,013,375
Emerging markets stocks	240,833,129	—	—	240,833,129
International stocks	525,133,702	—	—	525,133,702
International fixed income	144,034,621	—	—	144,034,621
Domestic intermediate (core)
fixed income	1,432,987,674	—	—	1,432,987,674
Short term investments	470,073,014	—	—	470,073,014
Total mutual funds	4,396,686,816	—	—	4,396,686,816
Collective investment funds:
Domestic large-cap stocks	—	3,826,960,634	—	3,826,960,634
Domestic mid-cap stocks	—	1,602,940,018	—	1,602,940,018
Domestic small-cap stocks	—	473,883,847	—	473,883,847
Emerging markets stocks	—	629,762,848	—	629,762,848
International stocks	—	374,278,465	—	374,278,465
Domestic intermediate (core)
fixed income	—	972,533,818	—	972,533,818
Total collective
investment funds	—	7,880,359,630	—	7,880,359,630
Multi-manager funds:
Domestic large-cap stocks	1,329,309,067	2,651,215,077	—	3,980,524,144
Domestic small-cap stocks	210,066,274	1,077,054,478	—	1,287,120,752
International stocks	990,609,573	330,724,564	—	1,321,334,137
Total multi-
manager funds	2,529,984,914	4,058,994,119	—	6,588,979,033
Company common stock	10,643,395,097	—	—	10,643,395,097
Company convertible preferred
stock	—	—	1,717,835,585	1,717,835,585
Short term investments	—	132,323,543	—	132,323,543
Wells Fargo Stable Value fund	—	4,017,187,498	—	4,017,187,498
Total investments	$17,570,066,827	16,088,864,790	1,717,835,585	35,376,767,202

Changes in Fair Value Levels
The Plan monitors the availability of observable market data to assess the appropriate classification of investments within the fair value hierarchy and transfer between Level 1, Level 2 and Level 3 accordingly. Observable market data includes but is not limited to quoted prices and market transactions. Changes in economic conditions or market liquidity generally will drive changes in availability of observable market data. Changes

26(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

in availability of observable market data, which also may result in changing the valuation techniques used, are generally the cause of transfers between Level 1, Level 2 and Level 3. There were no transfers between the fair value levels in 2015 or 2014.
Level 3 Gains and Losses
The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets:

Company
convertible
preferred
stock
Balance, December 31, 2013	$1,477,966,085
Realized losses	(114,671,326)
Unrealized gains relating to instruments still held at the reporting date	93,696,248
Purchases	1,325,313,000
Sales	(1,165,352,359)
Issuances	1,130,871,211
Settlements	(1,029,987,274)
Balance, December 31, 2014	1,717,835,585
Realized losses	(94,605,782)
Unrealized losses relating to instruments still held at the reporting date	(9,841,256)
Purchases	900,000,000
Sales	(897,798,827)
Issuances	800,708,133
Settlements	(689,779,199)
Balance, December 31, 2015	$1,726,518,654

27(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

Level 3 Significant Unobservable Inputs
The following table provides quantitative information about the valuation techniques and significant unobservable inputs used in the valuation of those Level 3 assets measured at fair value for which the Plan uses an internal model.

			Significant
	Fair value	Valuation	unobservable	Range of	Weighted
	Level 3	techniques	inputs	inputs	average (1)
December 31, 2015:
Convertible preferred stock	$1,726,518,654	Discounted	Discounted
		cash flow	rate	3.12% – 4.20%	3.99%
December 31, 2014:
Convertible preferred stock	$1,717,835,585	Discounted	Discounted
		cash flow	rate	2.17% – 3.79%	3.60%
(1)	Weighted averages are calculated using outstanding shares.

Level 3 Valuation Processes and Significant Fair Value Input Sensitivity
The Independent Fiduciary, acting on behalf of the Plan, has been given the responsibility by the Company to provide an opinion as to the values, as of December 31, 2015 and 2014, of the various series of Company preferred stock sold by the Company to the Plan through the ESOP portion of the Plan. The Independent Fiduciary generally determines fair value of our Level 3 assets by retaining a qualified independent financial advisor to render an opinion as to the fair value of each of the Company’s preferred stock series outstanding as of December 31, 2015 and 2014. The independent financial advisor reports directly to the Independent Fiduciary and not to the Trustee or the Company. The independent financial advisor generally uses discounted cash flow or similar internal modeling techniques to determine the fair value of the Plan’s Level 3 assets. Discounted cash flow valuation techniques generally consist of developing an estimate of future cash flows that are expected to occur over the life of an investment and discounting those cash flows at a rate of return that results in the fair value amounts. Use of these techniques requires determination of relevant inputs and assumptions, some of which represent significant unobservable inputs as indicated in the preceding table. Accordingly, changes in these unobservable inputs may have a significant impact on fair value.
Certain of these unobservable inputs will (in isolation) have a directionally consistent impact on the fair value of the instrument for a given change in that input. Alternatively, the fair value of the instrument may move in an opposite direction for a given change in another input. Where multiple inputs are used within the valuation technique of an asset, a change in one input in a certain direction may be offset by an opposite change in another input having a potentially muted impact to the overall fair value of that particular instrument. Additionally, a change in one unobservable input may result in a change to another unobservable input (that is, changes in certain inputs are interrelated on one another), which may counteract or magnify the fair value impact. These Level 3 assets would decrease (increase) in value based upon an increase (decrease) in discount rate.

28(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

Alternative Investments
The following table summarizes the Plan’s investments at December 31, 2015 and 2014 in various types of funds that use the fund’s NAVs as a practical expedient to measure fair value. The fair values presented in the table are based upon the funds’ NAV or an equivalent measure.

				Redemption
		Unfunded	Redemption	notice
	Fair value	commitments	frequency	period
December 31, 2015:
Collective investment funds:
Domestic large-cap stocks (a)	$4,099,993,577	—	daily	n/a
Domestic mid-cap stocks (b)	1,593,924,019	—	daily	n/a
Domestic small-cap stocks (c)	489,736,467	—	daily	n/a
Emerging markets stocks (d)	524,912,741	—	daily	n/a
International stocks (e)	447,288,065	—	daily	n/a
Domestic intermediate (core)
fixed income (f)	1,008,195,319	—	daily	n/a
Total collective
investment funds	8,164,050,188	—
Multi-manager funds:
Domestic large-cap stocks (a)	2,665,056,724	—	daily	n/a
Domestic small-cap stocks (c)	1,020,943,761	—	daily	n/a
International stocks (e)	332,560,278	—	daily	n/a
Total multi-manager
funds	4,018,560,763	—
Total	$12,182,610,951	—

29(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

					Redemption
			Unfunded	Redemption	notice
		Fair value	commitments	frequency	period
December 31, 2014:
Collective investment funds:
	Domestic large-cap stocks (a)	$3,826,960,634	—	daily	n/a
	Domestic mid-cap stocks (b)	1,602,940,018	—	daily	n/a
	Domestic small-cap stocks (c)	473,883,847	—	daily	n/a
	Emerging markets stocks (d)	629,762,848	—	daily	n/a
	International stocks (e)	374,278,465	—	daily	n/a
	Domestic intermediate (core)
	fixed income (f)	972,533,818	—	daily	n/a
	Total collective
	investment funds	7,880,359,630	—
Multi-manager funds:
	Domestic large-cap stocks (a)	2,651,215,077	—	daily	n/a
	Domestic small-cap stocks (c)	1,077,054,478	—	daily	n/a
	International stocks (e)	330,724,564	—	daily	n/a
	Total multi-manager
	funds	4,058,994,119	—
	Total	$11,939,353,749	—

n/a – Not applicable
(a)	The investment objectives of the underlying funds include: to match the performance, before fees
	and expenses, of the S&P 500 Index or NASDAQ-100 Index, to outperform the Russell 1000 Growth
	Index or Russell 1000 Value Index or to provide substantial dividend income and provide long-term
	growth of capital.
(b)	The fund attempts to match the performance, before fees and expenses, of the S&P MidCap 400 Index.
(c)	The underlying funds attempt to match the performance, before fees and expenses, of the Russell
	2000 Index, or outperform the Russell 2000 Growth Index or Russell 2000 Value Index.
(d)	The fund’s investment objective is to achieve long-term capital appreciation in equity and equity
	related securities of issuers that are located, or do significant business, in emerging market countries.
(e)	The fund attempts to match the performance, before fees and expenses, of the MSCI EAFE Index.
(f)	The fund attempts to match the performance, before fees and expenses, of the Barclays Capital U.S.
	Aggregate Bond Index.

(7)        Concentration of Investments
The Plan’s investment in shares of the Company’s common and preferred stock aggregate 34.64% and 34.94% of total investments as of December 31, 2015 and 2014, respectively. The Company, incorporated in

30(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

Delaware, is a diversified financial services company providing banking, mortgage, and consumer finance throughout North America. The quoted market price of the Company’s common stock was $54.36 as of December 31, 2015 and $46.78 as of June 15, 2016.

(8)        Financial Instruments with Off‑Balance‑Sheet Risk
In the normal course of business, the Plan, through the securities‑backed contracts of the Stable Value Fund, enters into transactions in various financial instruments with off‑balance‑sheet risk. The Plan may buy or sell interest rate futures contracts to protect against changes in the market. Payments are made or received by the Plan each day equal to the daily changes in the contract value and are recorded as appreciation or depreciation. Due to the inherent volatility in these financial instruments, the values of these investments may change in the near term, and those changes could differ materially from the amounts reported in the net assets of the Plan.
Credit risk represents the potential loss to the Plan due to possible nonperformance by obligors and counterparties of the terms of their contracts. Market risk represents the potential loss to the Plan due to the decrease or increase in the value of an off‑balance‑sheet financial instrument caused primarily by changes in interest rates or foreign exchange rates, or a combination thereof.
Forward contracts and futures represent commitments to purchase or sell securities, money market instruments, or foreign currencies at a future date and at a specified price. Short sells represent commitments to purchase securities at a future date and at a specified price. Both credit and market risks exist with respect to forward contracts. Market risk exists with respect to futures and short sells. These positions are carried at current market value, and the unrealized gain or loss is included in the net assets of the Plan. Financial futures are marked to market and settled with the broker on a daily basis. The Plan does not anticipate that losses, if any, as a result of credit or market risk would materially affect the net asset position of the Plan. The Plan, to a limited extent, enters into transactions involving other financial instruments and commitments as an integral part of the overall management of the investment portfolio.
The following table summarizes the aggregate notional amounts and estimated fair value for the Plan’s derivative financial instruments as of December 31, 2015 and 2014:

	2015		2014
	Notional	Unrealized	Notional	Unrealized
	amount	gain	amount	gain
Future contracts	$(12,778,560)	42,809	(9,674,515)	21,250

Net realized losses on futures for the years ended December 31, 2015 and 2014 were $112,368 and $66,372, respectively, and are included in interest income on the statements of changes in net assets available for benefits.
(9)         Related-Party Transactions
The Plan engages in transactions involving acquisition or disposition of units of participation in commingled investment funds of the Company, as well as registered investment funds managed by the Company and the

31(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

Trustee, all of which are parties in interest with respect to the Plan. These transactions are covered by an exemption from the “prohibited transaction” provisions of ERISA and the IRC.
During 2015 and 2014, the Plan purchased Company preferred stock for the ESOP from the Company (note 2(e)) and allowed participants to invest in Company common stock.

(10)	Other Income
The Plan periodically receives monies from litigation settlements or other residual proceeds (“Proceeds”) related to the Plan, or prior plans that merged into the Plan, in which the Plan Administrator is responsible for determining how these Proceeds will be allocated to the Plan.
On December 29, 2015, the Plan received $1,035,831 of Proceeds related to The City of Farmington Hills Employees Retirement System, et al v. Wells Fargo Bank, N.A. class action settlement, which remained unallocated as of December 31, 2015. This settlement relates to investments held by the Asset Allocation Fund, which was an investment option of the Plan.
On March 24, 2014, the Plan received $691,426 and $344,764 of Proceeds related to the Wachovia Corporation Common Stock Fund (ESOP) and the Wachovia Corporation Common Stock Fund (Non-ESOP), respectively, fund options of the Wachovia Savings Plan. The Wachovia Savings Plan merged into the Plan effective December 31, 2009. An additional $2,099 and $1,047 was received April 29, 2015.
On April 1, 2014, the Plan received $124,762 in litigation settlements for the A.G. Edwards, Inc. Retirement and Profit Sharing Plan for the Wachovia Corporation Common Stock Fund. The A.G. Edwards, Inc. Retirement and Profit Sharing Plan merged into the Plan effective July 1, 2011. An additional $2,182 was received May 27, 2015.
On May 16, 2014, the Plan received $166,419 in litigation settlements for the A.G. Edwards Inc. Retirement and Profit Sharing Plan for the eligible investors who held shares in certain Nations mutual funds and other mutual funds during the period from 2000 through mid-2003.
These Proceeds are deposited into an interest-bearing account until the Plan Administrator is able to determine how to allocate the monies into the Plan and are included as other assets on the statements of net assets available for benefits and in other income on the statements of changes of net assets available for benefits.

(11)     Other Liability
On May 12, 2014, a loan agreement was entered into between the Plan Sponsor and the Plan for $30,000. Specifically, under the loan agreement the Plan Sponsor made an unsecured loan to the Plan in the amount of $30,000, which the Plan used to allocate a $30,000 credit to a participant’s Plan account which was equal to the amount withheld and remitted to the IRS from a distribution that the participant claimed was made from his account without the participants authorization (“Tax Withholding Amount”). A refund claim was submitted by Wells Fargo Bank, N.A. to the IRS for the Tax Withholding Amount (“Refund Claim”). The loan was intended to reinstate the Tax Withholding Amount to the participant’s Plan account pending determination of the Refund Claim.

32(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

This loan agreement was entered into in compliance with the requirements of Prohibited Transaction Exemption 80-26, as issued and amended by the U.S. Department of Labor (“PTE 80-26”).
Under the terms of loan agreement, the Plan shall repay the Plan Sponsor an amount equal to the lesser of (1) the loan proceeds, or (2) an amount actually refunded by the IRS in connection with the Refund Claim (“Actual Refund”). The parties agree that if the Actual Refund is less than the Loan proceeds, repayment to the Lender of an amount equal to the Actual Refund shall constitute full repayment of the loan. Repayment of the Loan shall occur as soon as practicable following receipt of payment from the IRS of the Actual Refund.
The loan is included as an other liability on the statement of net assets available for benefits and in other income in the 2014 statement of changes in net assets available for benefits.

(12)     Federal Income Taxes
The IRS has determined and informed the Company by a letter dated September 16, 2013, that the Plan and related Trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended and restated since receiving the determination letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, and therefore, believe that the Plan is qualified, and the related Trust is tax‑exempt.
Accounting principles generally accepted in the United States of America require the Plan Administrator to evaluate tax positions taken by the Plan and recognize a tax liability (or asset), if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.
The Plan is subject to routine audits by taxing jurisdictions and periodic compliance reviews. The Plan Sponsor received written notice dated March 6, 2015 from the IRS of an impending examination of the Plan. The Plan is currently under examination by the IRS for the Plan year ending December 31, 2013. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2012.

(13)   Regulatory Matters
The Plan Sponsor received written notification dated August 29, 2014 from the Department of Labor (DOL) advising the Plan had been selected for review by the DOL. In the DOL’s August 29th written notification, the Plan Sponsor was informed the review will consist primarily of an on-site examination of plan records and interviews of plan officials. The Plan is currently under review by the DOL for Plan years 2010 through 2014.

33(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

(14)     Notes Payable
Notes payable as of December 31 were:

	2015	2014
5.75% 2006 ESOP Convertible Preferred Stock Note, due
March 2016	$—	9,332,818
5.75% 2007 ESOP Convertible Preferred Stock Note, due
March 2017	11,459,700	26,458,960
4.50% 2008 ESOP Convertible Preferred Stock Note, due
March 2018	30,652,376	44,651,832
3.00% 2010 ESOP Convertible Preferred Stock Note, due
March 2020	122,292,720	152,291,880
2.50% 2011 ESOP Convertible Preferred Stock Note, due
March 2021	192,711,190	222,710,355
2.30% 2012 ESOP Convertible Preferred Stock Note, due
December 2021	181,990,182	206,989,176
1.30% 2013 ESOP Convertible Preferred Stock Note, due
December 2022	273,921,360	313,920,000
1.50% 2014 ESOP Convertible Preferred Stock Note, due
December 2023	309,048,399	383,500,062
1.48% 2015 ESOP Convertible Preferred Stock Note, due
December 2024	239,980,328	—
	$1,362,056,255	1,359,855,083

Maturities of notes payable are as follows:

Year ending December 31:
2016	$49,125,204
2017	235,638,018
2018	208,310,190
2019	230,990,190
2020	203,252,190
Thereafter	434,740,463
$1,362,056,255

The notes represent exempt ESOP loans to the Plan from the Company. The notes may be repaid in monthly installments through March 31, 2024. The estimated fair value of the notes as of December 31, 2015 and 2014 was approximately $1,310 million and $1,333 million, respectively, determined by using interest rates currently available for issuance of debt with similar terms and remaining maturities.

34(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

(15)     Plan Termination
Although it has not expressed any intent to do so, the Company by action of its Board of Directors reserves the right to terminate the Plan at any time. In the event of Plan termination, participants shall become 100% vested in their accounts.
(16)     Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of changes in net assets per the financial statements to the Form 5500:

	2015	2014
Participant contributions per the financial statements	$1,561,872,121	1,410,212,816
Excess contributions to be refunded	144,495	99,088
Participant contributions per the Form 5500	$1,562,016,616	1,410,311,904
Interest income per the financial statements	$74,270,464	69,552,429
Interest income from notes receivable from participants per
the financial statements	52,739,619	48,593,716
(Loss) income on excess contributions to be refunded	(3,854)	3,674
Interest income per the Form 5500	$127,006,229	118,149,819

(17)     Nonexempt Transactions
One of the investment funds offered under the Plan is the Stable Value Fund. The Stable Value Fund is a separately managed account that is managed by Galliard Capital Management, Inc. (“Galliard”), a wholly owned subsidiary of the Trustee. Galliard is a registered investment advisor and fiduciary “investment manager” under ERISA Section 3(38) with respect to the Plan. Pursuant to applicable prohibited transaction exemptions under ERISA, Galliard has directed the investment of a portion of the Stable Value Fund in collective investment trusts established by the Trustee, including the Wells Fargo Stable Return Fund (the “SRF”) and the Wells Fargo Fixed Income Fund F (the “FIF”), both of which are sub-advised by Galliard.
On May 21, 2013, Galliard inadvertently caused the Stable Value Fund, the SRF, and the FIF to purchase shares of a bond issue as part of an initial underwriting where the Trustee served as corporate trustee and received additional compensation in that role.  As corporate trustee, the Trustee received $126 in connection with the Stable Value Fund’s purchase of the security, $688 in connection with the SRF’s purchase of the security, and $1,050 in connection with the FIF’s purchase of the security. On the date the security was purchased, the Stable Value Fund held 1.18% of the units of the SRF and 3.46% of the units of the FIF.
Galliard determined that no ERISA prohibited transaction exemption was available with respect to the compensation received by the Trustee as corporate trustee in connection with the purchase of the security as part of the initial underwriting by the Stable Value Fund, the SRF, and the FIF. To

35(Continued)

WELLS FARGO & COMPANY 401(K) PLAN
Notes to Financial Statements
December 31, 2015 and 2014

correct the transaction, the requisite portion of the compensation received by the Trustee as corporate trustee (as described above) was disgorged to the Stable Value Fund, the SRF, and the FIF along with lost interest related to usage of funds. As the disqualified person liable for the tax under Code Section 4975 for participating in a non-exempt prohibited transaction, the Trustee filed a separate Form 5330 filing with the IRS for the Stable Value Fund, the SRF, and the FIF and paid the applicable excise taxes.
In addition, Galliard directed the Stable Value Fund, the SRF, and the FIF to sell the security on May 22, 2013. The Stable Value Fund’s sale of the security resulted in a loss of $1,125 from the purchase price. The SRF’s sale of the security resulted in a loss of $6,141 from the purchase price.  The FIF’s sale of the security resulted in a loss of $9,375 from the purchase price. Galliard made the Stable Value Fund, SRF, and FIF whole for this loss by reimbursing each for the corresponding amount of the loss and for lost interest related to usage of the funds.

(18)     Subsequent Events
Subsequent to December 31, 2015, the Plan purchased 1,150,000 shares of Company preferred stock from the Company for $1,249 million with the issuance of a note payable to the Company for an equal amount. The note bears interest at 1.70% and is due December 31, 2025.

36(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015
		Description of investment, including
		maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party		collateral, par, or maturing value	shares	Cost	Current value
*	Participant loans	175,326 Participant loans, interest
		rates ranging from 3.25% to 11.50%,
		maturing at various dates through
		December 7, 2035	N/A		$1,002,475,790

	U.S. Bond Index Fund	Collective Investment Fund	76,205,240	(1)	1,008,195,319
	S&P 500 Index Fund	Collective Investment Fund	175,163,571	(1)	2,935,916,613
	S&P MidCap Index Fund	Collective Investment Fund	61,921,604	(1)	1,593,924,019
	Russell Small Cap Index Fund	Collective Investment Fund	23,048,591	(1)	489,736,467
	Emerging Markets Index Fund	Collective Investment Fund	40,069,675	(1)	524,912,741
	International Index Fund	Collective Investment Fund	24,395,313	(1)	447,288,065
	NASDAQ 100 Fund	Collective Investment Fund	40,750,436	(1)	1,164,076,964
					8,164,050,188
*	Wells Fargo 100% Treasury Money Market Fund*	Mutual Fund	324,643,175	(1)	324,643,175
	PIMCO Global Advantage Strategy Bond Fund	Mutual Fund	13,356,004	(1)	131,022,397
*	Wells Fargo Dow Jones Target Today Fund*	Mutual Fund	11,565,512	(1)	122,478,769
*	Wells Fargo Dow Jones Target 2010 Fund*	Mutual Fund	4,188,731	(1)	51,605,170
*	Wells Fargo Dow Jones Target 2015 Fund*	Mutual Fund	16,889,791	(1)	166,533,337
*	Wells Fargo Dow Jones Target 2020 Fund*	Mutual Fund	31,586,546	(1)	457,689,055
*	Wells Fargo Dow Jones Target 2025 Fund*	Mutual Fund	100,063,544	(1)	995,632,263
*	Wells Fargo Dow Jones Target 2030 Fund*	Mutual Fund	37,084,159	(1)	587,042,245
*	Wells Fargo Dow Jones Target 2035 Fund*	Mutual Fund	36,854,630	(1)	380,708,330
*	Wells Fargo Dow Jones Target 2040 Fund*	Mutual Fund	24,404,995	(1)	439,045,868
*	Wells Fargo Dow Jones Target 2045 Fund*	Mutual Fund	19,371,134	(1)	207,077,418
*	Wells Fargo Dow Jones Target 2050 Fund*	Mutual Fund	56,143,350	(1)	574,346,475
*	Wells Fargo Dow Jones Target 2055 Fund*	Mutual Fund	8,210,240	(1)	100,821,741
					4,538,646,243
	Large Cap Value Fund	Multi-Manager Fund
	Dodge & Cox Stock Fund	Mutual Fund	4,291,400	(1)	698,511,158
	MFS Large Cap Value Fund	Common Collective Fund	40,608,250	(1)	680,585,223
	T Rowe Price Equity Income Fund	Common Collective Fund	33,118,502	(1)	682,218,592
	Total Wells Fargo Large Cap Value Fund				2,061,314,973
	Large Cap Growth Fund	Multi-Manager Fund
	Los Angeles Large Cap Growth Fund	Common Collective Fund	47,126,409	(1)	639,505,374
	T Rowe Price Blue Chip Growth Fund	Common Collective Fund	25,180,377	(1)	662,747,535
	Delaware US Growth Fund	Mutual Fund	25,975,415	(1)	665,230,368
	Total Wells Fargo Large Cap Growth Fund				1,967,483,277
	Small Cap Fund	Multi-Manager Fund
*	Wells Fargo Advantage Emerging Growth Fund*	Mutual Fund	14,611,077	(1)	201,048,417
	Advisory Research Small Cap Value Fund	Common Collective Fund	11,725,240	(1)	201,674,129
	SSGA Russell Small Cap Index Non Lending Fund	Common Collective Fund	19,584,944	(1)	416,140,886
	Wellington Select Small Cap Growth Fund	Common Collective Fund	19,225,241	(1)	202,441,789
	Wellington Small Cap Value Fund	Common Collective Fund	19,752,653	(1)	200,686,957
	Total Wells Fargo Small Cap Fund				1,221,992,178
	International Equity Fund	Multi-Manager Fund
*	Wells Fargo/Causeway International Value Fund*	Common Collective Fund	30,537,293	(1)	332,560,278
	American Funds EuroPacific Growth Fund	Mutual Fund	14,677,466	(1)	665,182,774
	Harbor International Fund	Mutual Fund	5,497,680	(1)	326,727,127
					1,324,470,179
	Total Multi-Manager Funds				6,575,260,607
*	Wells Fargo Stable Value Fund:
	Security-backed contracts:
	Transamerica Premier Life Ins. Co.	2.48%		(1)	—
	Nationwide Life Insurance Co.	2.03%		(1)	211,692,240
	Voya Ins. and Annuity Co.	2.39%		(1)	158,246,145
	Nationwide Life Insurance Co.	2.03%		(1)	—
	American General Life Ins. Co.	2.18%		(1)	—
	Prudential Insurance Company of America	1.96%		(1)	—
	Transamerica Premier Life Ins. Co.	2.48%		(1)	510,330,538
	New York Life Insurance Co.	2.24%		(1)	234,332,133
	Massachusetts Mutual Life Insurance Co.	2.41%		(1)	396,454,234
	Metropolitan Life Ins. Co.	1.28%		(1)	203,802,759
	American General Life Ins. Co.	2.18%		(1)	—
	Transamerica Premier Life Ins. Co.	2.48%		(1)	—
	Pacific Life Ins. Co.	2.21%		(1)	—
	State Street Bank and TrustCo.	2.06%		(1)	—

37(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
AbbVie Inc	1.80%, $510,000 par, due 5/14/2018		(1)	$507,652
Access Group Inc 2013-1	0.92%, $2,916,307 par, due 2/25/2036		(1)	2,842,519
Ally Auto Receivables Trust 2013-2	0.79%, $1,294,418 par, due 1/15/2018		(1)	1,293,193
Ally Auto Receivables Trust 2014-1	0.97%, $3,500,000 par, due 10/15/2018		(1)	3,491,173
Ally Auto Receivables Trust 2014-2	1.25%, $3,500,000 par, due 4/15/2019		(1)	3,492,689
American Express Credit Acct Mstr Tr	0.98%, $3,000,000 par, due 5/15/2019		(1)	2,997,333
American Express Credit Corp	1.55%, $1,000,000 par, due 9/14/2020		(1)	1,008,534
American Express Credit Corp	1.55%, $900,000 par, due 9/22/2017		(1)	899,638
American Honda Finance Corp	0.95%, $780,000 par, due 5/5/2017		(1)	775,457
American Honda Finance Corp	1.13%, $1,080,000 par, due 10/7/2016		(1)	1,080,865
American Honda Finance Corp	1.55%, $960,000 par, due 12/11/2017		(1)	960,210
AmeriCredit Auto Receivables T	0.90%, $2,749,143 par, due 1/8/2019		(1)	2,742,320
AmeriCredit Auto Receivables Trust	0.90%, $2,084,445 par, due 9/15/2016		(1)	2,081,404
AmeriCredit Automobile Receivables 2015-4	1.70%, $2,100,000 par, due 7/8/2020		(1)	2,089,914
AmeriCredit Automobile Receivables Trust 2014-2	0.94%, $3,500,000 par, due 2/8/2019		(1)	3,487,488
Apple Inc	2.10%, $434,000 par, due 5/6/2019		(1)	439,075
Arizona School Facilities Board	1.12%, $1,850,000 par, due 7/1/2017		(1)	1,849,205
AT&T Inc	2.45%, $2,100,000 par, due 6/30/2020		(1)	2,068,130
BA Credit Card Trust	1.36%, $2,100,000 par, due 9/15/2020		(1)	2,085,766
Banc of America Commercial Mortgage Trust 2006-2	5.83%, $1,250,286 par, due 5/10/2045		(1)	1,251,922
Banc of America Commercial Mortgage Trust 2006-4	5.62%, $3,568,086 par, due 7/10/2046		(1)	3,599,279
Bank of America Corp	2.65%, $1,200,000 par, due 4/1/2019		(1)	1,202,927
Bank of America Corp	5.42%, $1,000,000 par, due 3/15/2017		(1)	1,040,893
Bank of America NA	1.75%, $2,100,000 par, due 6/5/2018		(1)	2,086,499
Bank of America NA	2.05%, $1,100,000 par, due 12/7/2018		(1)	1,096,832
Bank of Montreal	1.40%, $840,000 par, due 4/10/2018		(1)	832,254
Bank of New York Mellon Corp/The	2.15%, $1,500,000 par, due 2/24/2020		(1)	1,483,719
Bank of New York Mellon Corp/The	2.20%, $900,000 par, due 5/15/2019		(1)	901,337
Bank of Nova Scotia/The	1.70%, $2,000,000 par, due 6/11/2018		(1)	1,992,414
Bank of Nova Scotia/The	1.75%, $1,000,000 par, due 3/22/2017		(1)	1,004,930
Bank of Tokyo-Mitsubishi UFJ Ltd/The	2.15%, $360,000 par, due 9/14/2018		(1)	358,969
Bayer US Finance LLC	2.38%, $1,470,000 par, due 10/8/2019		(1)	1,470,923
BB&T Corp	2.45%, $700,000 par, due 1/15/2020		(1)	704,691
Bear Stearns Commercial Mortgage Securities
Trust 2007-TOP26	5.45%, $3,142,949 par, due 1/12/2045		(1)	3,243,128
Becton Dickinson and Co	1.80%, $1,320,000 par, due 12/15/2017		(1)	1,318,081
BMW Vehicle Lease Trust 2015-1	1.24%, $3,600,000 par, due 12/20/2017		(1)	3,594,474
BNP Paribas SA	1.38%, $630,000 par, due 3/17/2017		(1)	629,390
BNP Paribas SA	2.40%, $1,700,000 par, due 12/12/2018		(1)	1,713,367
BP Capital Markets PLC	4.50%, $1,500,000 par, due 10/1/2020		(1)	1,605,414
Branch Banking & Trust Co	1.45%, $520,000 par, due 10/3/2016		(1)	521,905
Branch Banking & Trust Co	2.30%, $900,000 par, due 10/15/2018		(1)	908,990
Burlington Northern Santa Fe LLC	5.65%, $500,000 par, due 5/1/2017		(1)	525,835
Burlington Northern Santa Fe LLC	5.75%, $1,000,000 par, due 3/15/2018		(1)	1,079,561
Capital One Multi-Asset Execution Tr	1.48%, $4,200,000 par, due 7/15/2020		(1)	4,200,781
Capital One NA/Mclean VA	1.65%, $1,240,000 par, due 2/5/2018		(1)	1,227,731
Capital One NA/Mclean VA	2.35%, $250,000 par, due 8/17/2018		(1)	250,470
Cargill Inc	4.31%, $2,748,000 par, due 5/14/2021		(1)	2,940,522
CarMax Auto Owner Trust 2013-4	0.80%, $1,355,694 par, due 7/16/2018		(1)	1,352,340
CarMax Auto Owner Trust 2014-2	0.98%, $3,000,000 par, due 1/15/2019		(1)	2,989,881
CarMax Auto Owner Trust 2015-2	1.37%, $2,800,000 par, due 3/16/2020		(1)	2,779,918
Caterpillar Financial Services Corp	1.00%, $460,000 par, due 11/25/2016		(1)	460,115
Caterpillar Financial Services Corp	1.25%, $270,000 par, due 8/18/2017		(1)	269,032
Caterpillar Financial Services Corp	2.25%, $600,000 par, due 12/1/2019		(1)	601,597
Charles Schwab Corp/The	1.50%, $1,220,000 par, due 3/10/2018		(1)	1,214,038
Charles Schwab Corp/The	2.20%, $700,000 par, due 7/25/2018		(1)	701,455
Charles Schwab Corp/The	6.38%, $500,000 par, due 9/1/2017		(1)	538,325
Chase Issuance Trust	1.15%, $3,350,000 par, due 1/15/2019		(1)	3,347,410
Chevron Corp	0.53%, $570,000 par, due 11/15/2017		(1)	567,336
Chevron Corp	1.34%, $760,000 par, due 11/15/2017		(1)	757,608
Chevron Corp	1.36%, $500,000 par, due 3/2/2018		(1)	495,999
Chevron Corp	1.72%, $1,310,000 par, due 6/24/2018		(1)	1,303,309
Chippewa Valley Schools	1.64%, $1,550,000 par, due 5/1/2018		(1)	1,554,139
Chrysler Auto Receivables Trust	0.91%, $779,716 par, due 4/16/2018		(1)	779,071
Chrysler Capital Auto Receivab	0.83%, $2,152,743 par, due 9/17/2018		(1)	2,148,645
Chrysler Capital Auto Receivables Trust 2015-B	1.46%, $2,920,000 par, due 12/17/2018		(1)	2,916,049
Cisco Systems Inc	1.65%, $2,370,000 par, due 6/15/2018		(1)	2,379,904
CIT Equipment Collateral 2014-VT1	1.50%, $4,200,000 par, due 10/21/2019		(1)	4,175,077
Citibank Credit Card Issuance Trust	1.32%, $1,360,000 par, due 9/7/2018		(1)	1,362,652
Citibank Credit Card Issuance Trust	1.73%, $3,500,000 par, due 4/9/2020		(1)	3,508,190
Citigroup Inc	1.30%, $1,000,000 par, due 10/15/2016		(1)	997,552
Citigroup Inc	1.70%, $510,000 par, due 7/25/2016		(1)	511,627
Citigroup Inc	1.70%, $800,000 par, due 4/27/2018		(1)	792,070

38(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
Citigroup Inc	1.85%, $1,500,000 par, due 11/24/2017		(1)	$1,497,786
Citigroup Inc	2.65%, $690,000 par, due 10/26/2020		(1)	684,423
Citigroup Inc	3.95%, $510,000 par, due 6/15/2016		(1)	517,070
Citizens Bank NA/Providence RI	2.30%, $530,000 par, due 12/3/2018		(1)	529,374
City of Dallas TX	1.59%, $1,250,000 par, due 2/15/2017		(1)	1,256,550
CNH Equipment Trust 2014-A	0.84%, $3,144,462 par, due 5/15/2019		(1)	3,133,740
CNH Equipment Trust 2015-A	1.30%, $4,000,000 par, due 4/15/2020		(1)	3,970,720
College Loan Corp Trust I	1.07%, $8,720,000 par, due 4/25/2046		(1)	7,846,256
COMM 2006-C8 Mortgage Trust	5.29%, $1,623,640 par, due 12/10/2046		(1)	1,660,711
COMM 2012-CCRE5 Mortgage Trust	2.39%, $3,500,000 par, due 12/10/2045		(1)	3,478,129
Commonwealth Bank of Australia	2.25%, $825,000 par, due 3/16/2017		(1)	833,547
Commonwealth Bank of Australia/New York NY	1.63%, $930,000 par, due 3/12/2018		(1)	926,883
Commonwealth Edison Co	5.80%, $750,000 par, due 3/15/2018		(1)	812,732
ConocoPhillips Co	1.50%, $800,000 par, due 5/15/2018		(1)	785,338
Covidien International Finance SA	6.00%, $1,400,000 par, due 10/15/2017		(1)	1,508,058
Credit Suisse AG/New York NY	1.38%, $660,000 par, due 5/26/2017		(1)	656,882
Credit Suisse AG/New York NY	1.75%, $1,000,000 par, due 1/29/2018		(1)	997,191
Credit Suisse Commercial Mortgage Trust
Series 2007-C1	5.34%, $76,139 par, due 2/15/2040		(1)	76,623
CVS Health Corp	1.90%, $1,170,000 par, due 7/20/2018		(1)	1,169,302
CVS Health Corp	2.25%, $1,040,000 par, due 12/5/2018		(1)	1,045,018
Daimler Finance North America LLC	1.65%, $440,000 par, due 5/18/2018		(1)	433,797
Daimler Finance North America LLC	1.65%, $830,000 par, due 3/2/2018		(1)	820,060
Daimler Finance North America LLC	2.38%, $1,100,000 par, due 8/1/2018		(1)	1,101,658
Dell Equipment Finance Trust 2015-1	1.01%, $2,950,000 par, due 7/24/2017		(1)	2,944,416
Dell Equipment Finance Trust 2015-2	1.42%, $2,900,000 par, due 12/22/2017		(1)	2,890,224
Discover Card Execution Note Trust	1.04%, $3,500,000 par, due 4/15/2019		(1)	3,498,240
DNB Boligkreditt AS	1.45%, $2,350,000 par, due 3/21/2018		(1)	2,330,145
Ecolab Inc	1.55%, $2,200,000 par, due 1/12/2018		(1)	2,184,446
EdLinc Student Loan Funding Trust 2012-1	1.42%, $2,284,679 par, due 9/25/2030		(1)	2,278,362
Education Loan Asset-Backed Trust I	1.22%, $2,703,824 par, due 6/25/2026		(1)	2,682,402
EMC Corp/MA	1.88%, $1,000,000 par, due 6/1/2018		(1)	933,078
EMD Finance LLC (Merck KGaA)	1.70%, $1,200,000 par, due 3/19/2018		(1)	1,188,554
Enterprise Fleet Financing LLC	1.30%, $3,500,000 par, due 9/20/2020		(1)	3,487,645
Exxon Mobil Corp	0.92%, $2,300,000 par, due 3/15/2017		(1)	2,297,350
Fannie Mae Grantor Trust 2004-T2	6.00%, $1,163,412 par, due 11/25/2043		(1)	1,290,105
Fannie Mae Pool	1.89%, $2,151,572 par, due 11/1/2032		(1)	2,246,637
Fannie Mae Pool	1.96%, $676,252 par, due 8/1/2033		(1)	706,687
Fannie Mae Pool	1.99%, $561,159 par, due 8/1/2033		(1)	584,310
Fannie Mae Pool	2.03%, $4,113,812 par, due 6/1/2034		(1)	4,321,604
Fannie Mae Pool	2.05%, $225,641 par, due 5/1/2034		(1)	236,044
Fannie Mae Pool	2.13%, $292,272 par, due 12/1/2033		(1)	307,247
Fannie Mae Pool	2.16%, $373,407 par, due 8/1/2035		(1)	391,304
Fannie Mae Pool	2.26%, $1,559,445 par, due 5/1/2038		(1)	1,661,755
Fannie Mae Pool	2.38%, $742,690 par, due 5/1/2037		(1)	788,581
Fannie Mae Pool	2.40%, $2,686,768 par, due 4/1/2045		(1)	2,741,379
Fannie Mae Pool	2.45%, $2,944,494 par, due 2/1/2045		(1)	3,010,315
Fannie Mae Pool	2.46%, $929,562 par, due 7/1/2033		(1)	985,182
Fannie Mae Pool	2.49%, $94,100 par, due 9/1/2044		(1)	96,255
Fannie Mae Pool	2.50%, $1,862,260 par, due 6/1/2023		(1)	1,896,660
Fannie Mae Pool	2.50%, $2,781,591 par, due 12/1/2022		(1)	2,832,926
Fannie Mae Pool	2.50%, $2,812,107 par, due 10/1/2024		(1)	2,863,715
Fannie Mae Pool	2.50%, $2,863,802 par, due 1/1/2023		(1)	2,916,722
Fannie Mae Pool	2.50%, $4,073,298 par, due 7/1/2022		(1)	4,148,409
Fannie Mae Pool	2.50%, $4,753,131 par, due 8/1/2023		(1)	4,840,907
Fannie Mae Pool	2.50%, $5,915,667 par, due 12/1/2022		(1)	5,995,937
Fannie Mae Pool	2.50%, $985,630 par, due 9/1/2023		(1)	1,003,830
Fannie Mae Pool	2.59%, $3,252,654 par, due 4/1/2045		(1)	3,303,767
Fannie Mae Pool	2.59%, $3,586,431 par, due 11/1/2045		(1)	3,634,447
Fannie Mae Pool	2.65%, $2,919,262 par, due 10/1/2041		(1)	3,109,247
Fannie Mae Pool	2.81%, $1,286,504 par, due 10/1/2044		(1)	1,316,982
Fannie Mae Pool	2.97%, $461,595 par, due 2/1/2041		(1)	491,206
Fannie Mae Pool	3.00%, $6,078,331 par, due 8/1/2027		(1)	6,295,698
Fannie Mae Pool	3.75%, $1,602,680 par, due 5/1/2036		(1)	1,646,480
Fannie Mae Pool	3.90%, $1,150,781 par, due 10/1/2032		(1)	1,240,342
Fannie Mae Pool	4.50%, $204,670 par, due 7/1/2018		(1)	211,524
Fannie Mae Pool	5.00%, $1,299,706 par, due 6/1/2035		(1)	1,436,505
Fannie Mae Pool	5.00%, $363,794 par, due 11/1/2019		(1)	386,389
Fannie Mae Pool	5.00%, $398,326 par, due 10/1/2019		(1)	421,259
Fannie Mae Pool	5.50%, $20,672 par, due 6/1/2021		(1)	21,997
Fannie Mae Pool	5.50%, $330,085 par, due 1/1/2036		(1)	358,089
Fannie Mae Pool	5.50%, $490,322 par, due 4/1/2033		(1)	560,517
Fannie Mae Pool	5.50%, $639,506 par, due 2/1/2036		(1)	683,638
Fannie Mae Pool	6.00%, $117,259 par, due 2/1/2033		(1)	133,710

39(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
Fannie Mae Pool	6.50%, $40,735 par, due 1/1/2018		(1)	$41,680
Fannie Mae REMIC Trust 2003-W11	6.39%, $134,250 par, due 7/25/2033		(1)	147,850
Fannie Mae REMIC Trust 2004-W11	7.00%, $1,032,898 par, due 5/25/2044		(1)	1,207,629
Fannie Mae REMICS	4.00%, $971,055 par, due 4/25/2019		(1)	997,788
Fannie Mae REMICS	5.50%, $3,587,482 par, due 4/25/2035		(1)	3,870,018
Fannie Mae REMICS	5.50%, $3,737,666 par, due 4/25/2035		(1)	4,055,839
Fannie Mae Trust 2003-W6	6.50%, $408,664 par, due 9/25/2042		(1)	463,546
Fannie Mae Trust 2004-W1	7.00%, $816,357 par, due 12/25/2033		(1)	947,243
Fannie Mae-Aces	1.65%, $3,400,000 par, due 9/25/2019		(1)	3,394,815
Fannie Mae-Aces	2.03%, $5,000,000 par, due 3/25/2019		(1)	5,031,775
Fannie Mae-Aces	2.17%, $5,000,000 par, due 9/25/2019		(1)	5,038,225
FHLMC Multifamily Structured
Pass Through Certificates	0.94%, $3,600,000 par, due 9/25/2022		(1)	3,587,188
FHLMC Multifamily Structured
Pass Through Certificates	2.35%, $1,800,000 par, due 4/25/2021		(1)	1,819,642
FHLMC Multifamily Structured
Pass Through Certificates	2.46%, $5,300,000 par, due 8/25/2019		(1)	5,384,535
FHLMC Multifamily Structured Passthrough	2.70%, $4,325,000 par, due 5/25/2018		(1)	4,419,043
FHLMC Structured Pass Through Securities	5.23%, $3,965,814 par, due 5/25/2043		(1)	4,331,082
Fifth Third Auto Trust 2014-2	0.89%, $3,500,000 par, due 11/15/2018		(1)	3,491,019
Ford Credit Auto Owner Trust 2014-A	0.79%, $3,395,356 par, due 5/15/2018		(1)	3,391,964
Ford Credit Auto Owner Trust 2014-B	0.90%, $1,500,000 par, due 10/15/2018		(1)	1,497,437
Ford Credit Auto Owner Trust 2015-A	1.28%, $3,500,000 par, due 9/15/2019		(1)	3,494,351
Ford Credit Auto Owner Trust 2015-B	1.16%, $3,500,000 par, due 11/15/2019		(1)	3,474,307
Ford Credit Auto Owner Trust 2015-C	1.41%, $5,000,000 par, due 2/15/2020		(1)	4,977,380
Ford Motor Credit Co LLC	2.50%, $1,000,000 par, due 1/15/2016		(1)	1,000,226
Freddie Mac Gold Pool	3.00%, $5,618,921 par, due 8/1/2027		(1)	5,785,461
Freddie Mac Gold Pool	5.00%, $989,524 par, due 5/1/2020		(1)	1,044,184
Freddie Mac Gold Pool	5.50%, $285,924 par, due 12/1/2033		(1)	323,161
Freddie Mac Gold Pool	5.50%, $30,857 par, due 11/1/2021		(1)	31,893
Freddie Mac Gold Pool	6.00%, $1,686,129 par, due 8/1/2038		(1)	1,943,357
Freddie Mac Gold Pool	6.00%, $3,781,192 par, due 8/1/2038		(1)	4,331,231
Freddie Mac Non Gold Pool	2.06%, $945,545 par, due 5/1/2042		(1)	976,464
Freddie Mac Non Gold Pool	2.11%, $1,713,895 par, due 8/1/2035		(1)	1,807,796
Freddie Mac Non Gold Pool	2.19%, $948,405 par, due 6/1/2042		(1)	975,265
Freddie Mac Non Gold Pool	2.21%, $764,694 par, due 6/1/2036		(1)	808,119
Freddie Mac Non Gold Pool	2.32%, $984,041 par, due 6/1/2042		(1)	1,010,564
Freddie Mac Non Gold Pool	2.33%, $2,228,785 par, due 10/1/2043		(1)	2,262,899
Freddie Mac Non Gold Pool	2.40%, $4,907,199 par, due 7/1/2045		(1)	4,946,103
Freddie Mac Non Gold Pool	2.40%, $462,123 par, due 5/1/2038		(1)	490,683
Freddie Mac Non Gold Pool	2.47%, $8,543,995 par, due 8/1/2045		(1)	8,637,398
Freddie Mac Non Gold Pool	2.48%, $2,422,937 par, due 9/1/2042		(1)	2,478,943
Freddie Mac Non Gold Pool	2.49%, $50,056 par, due 10/1/2029		(1)	51,138
Freddie Mac Non Gold Pool	2.59%, $2,517,407 par, due 5/1/2044		(1)	2,586,215
Freddie Mac Non Gold Pool	2.60%, $2,958,702 par, due 11/1/2045		(1)	2,994,363
Freddie Mac Non Gold Pool	2.60%, $3,258,938 par, due 5/1/2045		(1)	3,304,156
Freddie Mac Non Gold Pool	2.65%, $1,339,894 par, due 9/1/2037		(1)	1,428,939
Freddie Mac Non Gold Pool	2.72%, $389,491 par, due 1/1/2041		(1)	413,714
Freddie Mac REMICS	4.00%, $1,276,552 par, due 12/15/2018		(1)	1,307,689
Freddie Mac REMICS	4.00%, $1,361,884 par, due 9/15/2019		(1)	1,388,428
Freddie Mac REMICS	4.00%, $1,496,701 par, due 6/15/2023		(1)	1,540,106
GAHR Commercial Mortgage Trust 2015-NRF	1.63%, $3,500,000 par, due 12/15/2016		(1)	3,488,034
GE Capital International Funding Co	2.34%, $1,727,000 par, due 11/15/2020		(1)	1,712,597
General Electric Capital Corp	2.20%, $430,000 par, due 1/9/2020		(1)	431,593
General Electric Capital Corp	5.55%, $215,000 par, due 5/4/2020		(1)	243,171
Gilead Sciences Inc	1.85%, $800,000 par, due 9/4/2018		(1)	803,482
Ginnie Mae II pool	0.82%, $5,149,747 par, due 5/20/2058		(1)	5,100,237
Ginnie Mae II pool	1.75%, $1,288,984 par, due 4/20/2042		(1)	1,319,679
Ginnie Mae II pool	4.82%, $4,209,861 par, due 12/20/2060		(1)	4,360,632
Ginnie Mae II pool	5.46%, $1,216,983 par, due 7/20/2059		(1)	1,251,327
Ginnie Mae II pool	5.47%, $2,755,182 par, due 8/20/2059		(1)	2,819,662
Ginnie Mae II pool	5.55%, $1,875,228 par, due 2/20/2059		(1)	1,908,693
Ginnie Mae II pool	5.76%, $1,143,057 par, due 12/20/2058		(1)	1,173,646
Ginnie Mae II pool	6.14%, $2,059,321 par, due 10/20/2058		(1)	2,127,307
GlaxoSmithKline Capital Inc	5.65%, $1,000,000 par, due 5/15/2018		(1)	1,089,876
GM Financial Automobile Leasing Trust 2014-1	1.01%, $2,957,169 par, due 5/22/2017		(1)	2,955,613
GM Financial Automobile Leasing Trust 2015-3	0.98%, $3,600,000 par, due 6/20/2018		(1)	3,601,454
Goldman Sachs Group Inc/The	2.55%, $920,000 par, due 10/23/2019		(1)	919,640
Goldman Sachs Group Inc/The	2.75%, $380,000 par, due 9/15/2020		(1)	379,750
Goldman Sachs Group Inc/The	2.90%, $2,000,000 par, due 7/19/2018		(1)	2,039,092
GS Mortgage Securities Corp II	2.37%, $3,250,000 par, due 11/10/2045		(1)	3,228,729
GS Mortgage Securities Trust 2012-GCJ7	2.94%, $3,600,000 par, due 5/10/2045		(1)	3,664,307
Halliburton Co	2.70%, $720,000 par, due 11/15/2020		(1)	711,683
Hilton USA Trust 2013-HLF	1.27%, $2,448,129 par, due 11/5/2030		(1)	2,436,652

40(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
Honda Auto Receivables 2015-1 Owner Trust	1.05%, $3,000,000 par, due 10/15/2018		(1)	$2,989,689
Honolulu City & County Board of Water Supply	1.74%, $1,750,000 par, due 7/1/2018		(1)	1,759,870
HSBC Bank PLC	1.50%, $2,500,000 par, due 5/15/2018		(1)	2,472,528
HSBC USA Inc	2.00%, $600,000 par, due 8/7/2018		(1)	599,851
Hyundai Auto Lease Securitization Trust 2015-A	1.42%, $4,000,000 par, due 11/15/2018		(1)	3,995,380
Hyundai Auto Receivables Trust 2015-A	1.05%, $4,100,000 par, due 4/15/2019		(1)	4,083,395
Hyundai Capital America	1.45%, $1,500,000 par, due 2/6/2017		(1)	1,493,000
Intel Corp	1.35%, $1,000,000 par, due 12/15/2017		(1)	1,001,330
International Business Machines Corp	1.25%, $900,000 par, due 2/8/2018		(1)	898,271
International Business Machines Corp	5.70%, $2,000,000 par, due 9/14/2017		(1)	2,145,164
John Deere Capital Corp	1.35%, $1,410,000 par, due 1/16/2018		(1)	1,404,332
John Deere Capital Corp	1.60%, $395,000 par, due 7/13/2018		(1)	393,209
John Deere Owner Trust 2014-A	0.92%, $2,742,706 par, due 4/16/2018		(1)	2,736,834
JP Morgan Chase Commercial Mortgage Securities
Trust 2006-LDP6	5.47%, $336,173 par, due 4/15/2043		(1)	336,099
JP Morgan Chase Commercial Mortgage Securities
Trust 2011-C4	4.39%, $2,380,000 par, due 7/15/2046		(1)	2,548,597
JPMorgan Chase & Co	1.13%, $500,000 par, due 2/26/2016		(1)	500,228
JPMorgan Chase & Co	2.20%, $870,000 par, due 10/22/2019		(1)	862,954
JPMorgan Chase & Co	2.25%, $1,480,000 par, due 1/23/2020		(1)	1,455,996
JPMorgan Chase & Co	2.55%, $620,000 par, due 10/29/2020		(1)	614,798
JPMorgan Chase & Co	6.00%, $730,000 par, due 1/15/2018		(1)	788,445
KeyBank NA/Cleveland OH	2.25%, $1,200,000 par, due 3/16/2020		(1)	1,186,576
LB-UBS Commercial Mortgage Trust 2006-C6	5.37%, $2,126,271 par, due 9/15/2039		(1)	2,157,070
Lockheed Martin Corp	1.85%, $840,000 par, due 11/23/2018		(1)	838,515
Manufacturers & Traders Trust Co	1.40%, $2,500,000 par, due 7/25/2017		(1)	2,488,528
McDonald's Corp	2.10%, $480,000 par, due 12/7/2018		(1)	480,309
McDonald's Corp	5.80%, $1,450,000 par, due 10/15/2017		(1)	1,548,084
Medtronic Inc	2.50%, $740,000 par, due 3/15/2020		(1)	745,250
Mercedes Benz Auto Lease Trust 2015-A	1.10%, $3,500,000 par, due 8/15/2017		(1)	3,496,294
Mercedes-Benz Auto Receivables Trust 2015-1	1.34%, $4,000,000 par, due 12/16/2019		(1)	3,977,836
Merck & Co Inc	1.85%, $280,000 par, due 2/10/2020		(1)	278,693
Merrill Lynch Mortgage Investors
Trust Series MLCC 2004-A	0.88%, $15,793 par, due 4/25/2029		(1)	15,161
MetLife Inc	6.75%, $1,000,000 par, due 6/1/2016		(1)	1,022,906
Metropolitan Government of Nashville &
Davidson County TN	1.86%, $1,500,000 par, due 7/1/2019		(1)	1,515,150
Metropolitan Life Global Funding I	1.95%, $2,400,000 par, due 12/3/2018		(1)	2,394,156
Micron Semiconductor Asia Pte Ltd	1.26%, $2,946,300 par, due 1/15/2019		(1)	2,929,798
MidAmerican Energy Co	2.40%, $1,000,000 par, due 3/15/2019		(1)	1,007,684
MidAmerican Energy Co	5.30%, $1,980,000 par, due 3/15/2018		(1)	2,126,278
Monmouth County Improvement Authority	0.90%, $630,000 par, due 12/15/2016		(1)	631,821
Monmouth County Improvement Authority	2.15%, $1,000,000 par, due 12/15/2019		(1)	1,008,690
Morgan Stanley Capital I Trust 2006-HQ9	5.73%, $2,899,840 par, due 7/12/2044		(1)	2,923,268
Morgan Stanley Capital I Trust 2006-IQ12	5.32%, $3,202,161 par, due 12/15/2043		(1)	3,265,936
Morgan Stanley Capital I Trust 2007-IQ13	5.31%, $1,493,027 par, due 3/15/2044		(1)	1,529,103
Morgan Stanley Capital I Trust 2007-TOP25	5.51%, $2,791,272 par, due 11/12/2049		(1)	2,850,324
Morgan Stanley Capital I Trust 2012-C4	2.11%, $2,200,000 par, due 3/15/2045		(1)	2,206,026
Morgan Stanley	1.88%, $800,000 par, due 1/5/2018		(1)	799,214
Morgan Stanley	2.50%, $560,000 par, due 1/24/2019		(1)	563,057
Morgan Stanley	2.65%, $920,000 par, due 1/27/2020		(1)	917,499
Morgan Stanley	5.45%, $450,000 par, due 1/9/2017		(1)	467,122
National Australia Bank Ltd	2.00%, $2,275,000 par, due 6/20/2017		(1)	2,294,092
Navient Student Loan Trust 2015-2	0.84%, $3,600,000 par, due 8/27/2029		(1)	3,533,504
New Hampshire Higher Education Loan Corp	0.66%, $1,051,137 par, due 10/25/2028		(1)	1,048,268
New York City Transitional Fin Auth
Future Tax Sec Revenue	1.75%, $1,000,000 par, due 2/1/2018		(1)	1,003,650
New York City Transitional Fin Auth
Future Tax Sec Revenue	3.57%, $1,200,000 par, due 2/1/2017		(1)	1,229,220
New York Life Global Funding	1.65%, $1,900,000 par, due 5/15/2017		(1)	1,907,429
New York State Urban Development Corp	6.45%, $960,000 par, due 3/15/2018		(1)	1,021,987
North Carolina State Ed Assistance Auth	1.22%, $2,109,906 par, due 7/25/2039		(1)	2,047,769
Northstar Education Finance Inc	1.12%, $1,289,305 par, due 12/26/2031		(1)	1,246,037
Oracle Corp	2.38%, $900,000 par, due 1/15/2019		(1)	913,897
PACCAR Financial Corp	1.75%, $860,000 par, due 8/14/2018		(1)	857,074
Peco Energy Co	1.20%, $500,000 par, due 10/15/2016		(1)	501,238
PepsiCo Inc	1.25%, $600,000 par, due 4/30/2018		(1)	597,811
PepsiCo Inc	2.25%, $1,650,000 par, due 1/7/2019		(1)	1,672,166
Petroleos Mexicanos	0.79%, $3,733,125 par, due 2/15/2024		(1)	3,743,055
Petroleos Mexicanos	1.95%, $4,900,000 par, due 12/20/2022		(1)	4,863,025
PNC Bank NA	1.15%, $940,000 par, due 11/1/2016		(1)	940,102
PNC Bank NA	1.30%, $900,000 par, due 10/3/2016		(1)	901,921
PNC Bank NA	1.50%, $1,300,000 par, due 2/23/2018		(1)	1,293,708
PNC Bank NA	1.60%, $1,500,000 par, due 6/1/2018		(1)	1,488,812
41(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
PNC Bank NA	1.85%, $370,000 par, due 7/20/2018		(1)	$369,277
Public Service Electric & Gas Co	5.30%, $2,400,000 par, due 5/1/2018		(1)	2,593,764
Rio Tinto Finance USA PLC	2.25%, $2,050,000 par, due 12/14/2018		(1)	1,998,877
Royal Bank of Canada	1.20%, $1,025,000 par, due 9/19/2017		(1)	1,020,155
Royal Bank of Canada	2.00%, $2,300,000 par, due 10/1/2018		(1)	2,304,908
Royal Bank of Canada	2.10%, $950,000 par, due 10/14/2020		(1)	933,510
SABMiller Holdings Inc	2.45%, $1,700,000 par, due 1/15/2017		(1)	1,713,095
San Diego Gas & Electric Co	1.91%, $557,143 par, due 2/1/2022		(1)	547,376
SBA Small Business Investment Cos	2.83%, $7,200,000 par, due 9/10/2025		(1)	7,298,654
SBA Small Business Investment Cos	3.64%, $2,364,191 par, due 9/10/2023		(1)	2,475,741
SBA Small Business Investment Cos	5.46%, $1,423,051 par, due 2/10/2017		(1)	1,483,018
SBA Small Business Investment Cos	5.79%, $1,482,643 par, due 8/10/2017		(1)	1,550,498
SBA Small Business Investment Cos	5.90%, $1,365,599 par, due 2/10/2018		(1)	1,449,003
Sequoia Mortgage Trust 9	1.10%, $17,653 par, due 9/20/2032		(1)	15,921
Shell International Finance BV	1.63%, $1,320,000 par, due 11/10/2018		(1)	1,312,720
Shell International Finance BV	1.90%, $870,000 par, due 8/10/2018		(1)	870,164
Shell International Finance BV	2.13%, $700,000 par, due 5/11/2020		(1)	688,635
Sherwin-Williams Co/The	1.35%, $1,265,000 par, due 12/15/2017		(1)	1,254,192
Siemens Financieringsmaatschappij NV	1.45%, $1,900,000 par, due 5/25/2018		(1)	1,884,754
Simon Property Group LP	2.80%, $700,000 par, due 1/30/2017		(1)	709,189
SLM Student Loan Trust 2006-1	0.43%, $1,300,000 par, due 7/26/2021		(1)	1,286,216
South Carolina Student Loan Corp	0.67%, $1,477,358 par, due 8/25/2034		(1)	1,437,114
South Lyon Community Schools	1.94%, $2,000,000 par, due 5/1/2019		(1)	2,001,460
Southern California Edison Co	1.84%, $1,114,286 par, due 2/1/2022		(1)	1,103,979
State of Arkansas	2.33%, $2,185,000 par, due 7/1/2020		(1)	2,202,720
State of Wisconsin	5.05%, $2,500,000 par, due 5/1/2018		(1)	2,698,475
Statoil ASA	1.25%, $1,560,000 par, due 11/9/2017		(1)	1,544,241
Texas A&M University	1.54%, $2,150,000 par, due 5/15/2018		(1)	2,156,192
Toronto-Dominion Bank/The	1.50%, $3,100,000 par, due 3/13/2017		(1)	3,104,991
Toronto-Dominion Bank/The	2.25%, $2,350,000 par, due 9/25/2019		(1)	2,358,662
Total Capital Intl	1.50%, $2,000,000 par, due 2/17/2017		(1)	2,003,566
Toyota Auto Receivables 2015-C Owner Trust	1.34%, $3,600,000 par, due 6/17/2019		(1)	3,591,281
Toyota Motor Credit Corp	1.45%, $2,220,000 par, due 1/12/2018		(1)	2,215,778
Toyota Motor Credit Corp	1.55%, $400,000 par, due 7/13/2018		(1)	399,055
UBS AG/Stamford CT	1.38%, $800,000 par, due 6/1/2017		(1)	796,188
UBS AG/Stamford CT	5.88%, $1,250,000 par, due 12/20/2017		(1)	1,350,123
United States Small Business Administration	4.76%, $3,352,324 par, due 9/1/2025		(1)	3,562,163
United States Small Business Administration	5.29%, $2,233,254 par, due 12/1/2027		(1)	2,456,718
United States Small Business Administration	5.63%, $3,137,226 par, due 10/1/2028		(1)	3,509,640
United States Small Business Administration	6.77%, $1,030,456 par, due 11/1/2028		(1)	1,178,565
United States Treasury Inflation Indexed Bonds	0.13%, $21,142,000 par, due 4/15/2020		(1)	21,198,531
United States Treasury Inflation Indexed Bonds	0.13%, $279,000 par, due 4/15/2018		(1)	286,507
United States Treasury Note/Bond	0.50%, $750,000 par, due 7/31/2017		(1)	744,317
United States Treasury Note/Bond	0.63%, $8,400,000 par, due 9/30/2017		(1)	8,341,922
United States Treasury Note/Bond	0.88%, $7,200,000 par, due 7/15/2018		(1)	7,135,034
United States Treasury Note/Bond	0.88%, $7,250,000 par, due 10/15/2018		(1)	7,170,134
United States Treasury Note/Bond	1.00%, $7,225,000 par, due 9/15/2018		(1)	7,173,637
United States Treasury Note/Bond	1.25%, $7,200,000 par, due 12/15/2018		(1)	7,184,815
United States Treasury Note/Bond	1.38%, $7,000,000 par, due 9/30/2018		(1)	7,021,875
United States Treasury Note/Bond	2.38%, $7,000,000 par, due 7/31/2017		(1)	7,147,658
UnitedHealth Group Inc	1.90%, $920,000 par, due 7/16/2018		(1)	922,767
US Bank NA/Cincinnati OH	1.35%, $1,080,000 par, due 1/26/2018		(1)	1,076,309
US Bank NA/Cincinnati OH	1.38%, $1,500,000 par, due 9/11/2017		(1)	1,499,915
US Bank NA/Cincinnati OH	2.13%, $1,000,000 par, due 10/28/2019		(1)	999,242
Ventas Realty LP / Ventas Capital Corp	2.00%, $700,000 par, due 2/15/2018		(1)	696,582
Verizon Communications Inc	3.65%, $1,600,000 par, due 9/14/2018		(1)	1,673,106
Volkswagen Auto Lease Trust 2015-A	1.25%, $3,700,000 par, due 12/20/2017		(1)	3,663,233
Volkswagen Group of America Finance LLC	1.60%, $1,150,000 par, due 11/20/2017		(1)	1,116,584
Volkswagen Group of America Finance LLC	1.65%, $300,000 par, due 5/22/2018		(1)	288,047
Volvo Financial Equipment LLC Series 2014-1	0.82%, $2,973,025 par, due 4/16/2018		(1)	2,964,433
Walt Disney Co/The	1.50%, $1,200,000 par, due 9/17/2018		(1)	1,197,724
WEC Energy Group Inc	1.65%, $650,000 par, due 6/15/2018		(1)	644,385
Westpac Banking Corp	1.25%, $2,350,000 par, due 12/15/2017		(1)	2,329,435
Westpac Banking Corp	2.00%, $2,250,000 par, due 5/21/2019		(1)	2,233,703
WF-RBS Commercial Mortgage Trust	2.45%, $3,500,000 par, due 12/15/2045		(1)	3,465,959
World Omni Auto Lease Sec Trust	1.54%, $2,600,000 par, due 10/15/2018		(1)	2,581,433
World Omni Auto Receivables Trust 2013-B	0.83%, $1,559,219 par, due 8/15/2018		(1)	1,556,104
Xcel Energy Inc	1.20%, $1,000,000 par, due 6/1/2017		(1)	994,924
Wells Fargo/BlackRock Short Term Investment Fund S	0.25%, $11,973,129 par		(1)	11,973,129
				718,024,972
	Accrued income			2,250,703
	Deposits with brokers for futures transactions			81,000
	Variation margin payable			(12,656)
	Payable for investment securities purchased			(6,951,000)

42(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
	Receivables for investment securities sold			$6,916,000
	Receivable for investment payments due			361,646
	Total			720,670,665
American General Life Ins. Co.	2.18%
Transamerica Premier Life Ins. Co.	2.48%
Pacific Life Ins. Co.	2.21%
Abay Leasing 2014 LLC	2.65%, $1,672,917 par, due 11/9/2026		(1)	1,685,730
Access Group Inc 2013-1	0.92%, $1,505,191 par, due 2/25/2036		(1)	1,467,107
ACE INA Holdings Inc	2.88%, $360,000 par, due 11/3/2022		(1)	357,268
Adams & Arapahoe Joint School District 28J Aurora	3.73%, $675,000 par, due 12/1/2020		(1)	713,873
Airgas Inc	3.05%, $670,000 par, due 8/1/2020		(1)	674,188
Alcoa Inc	5.72%, $392,000 par, due 2/23/2019		(1)	406,249
Allergan PLC	3.80%, $670,000 par, due 3/15/2025		(1)	666,578
Ally Auto Receivables Trust 2014-3	1.28%, $2,000,000 par, due 6/17/2019		(1)	1,994,322
Alvin Independent School District/TX	3.78%, $500,000 par, due 2/15/2021		(1)	529,780
American Express Co	1.55%, $500,000 par, due 5/22/2018		(1)	496,096
American Express Credit Corp	2.38%, $480,000 par, due 5/26/2020		(1)	476,327
American Honda Finance Corp	2.45%, $940,000 par, due 9/24/2020		(1)	941,454
AmeriCredit Automobile Receivables 2015-4	1.70%, $1,900,000 par, due 7/8/2020		(1)	1,890,874
Anderson County School District No 1/SC	5.00%, $500,000 par, due 3/1/2022		(1)	555,725
Archer-Daniels-Midland Co	4.48%, $360,000 par, due 3/1/2021		(1)	390,289
AT&T Inc	1.60%, $420,000 par, due 2/15/2017		(1)	421,172
AT&T Inc	3.40%, $850,000 par, due 5/15/2025		(1)	816,927
Automatic Data Processing Inc	2.25%, $670,000 par, due 9/15/2020		(1)	672,537
Bank of America Corp	2.65%, $370,000 par, due 4/1/2019		(1)	370,902
Bank of America Corp	3.95%, $535,000 par, due 4/21/2025		(1)	520,966
Bank of America Corp	5.00%, $300,000 par, due 5/13/2021		(1)	327,765
Bank of America Corp	5.42%, $300,000 par, due 3/15/2017		(1)	312,268
Bank of America Corp	6.40%, $450,000 par, due 8/28/2017		(1)	482,039
Bank of America NA	5.30%, $1,250,000 par, due 3/15/2017		(1)	1,300,344
Bank of New York Mellon Corp/The	2.20%, $1,200,000 par, due 5/15/2019		(1)	1,201,782
Bank of Nova Scotia/The	4.50%, $500,000 par, due 12/16/2025		(1)	497,687
Bayer US Finance LLC	2.38%, $830,000 par, due 10/8/2019		(1)	830,521
BNP Paribas SA	3.60%, $685,000 par, due 2/23/2016		(1)	687,497
Boston Properties LP	3.85%, $875,000 par, due 2/1/2023		(1)	892,913
Bottling Group LLC	5.13%, $650,000 par, due 1/15/2019		(1)	711,922
BP Capital Markets PLC	3.81%, $560,000 par, due 2/10/2024		(1)	559,708
BP Capital Markets PLC	4.74%, $1,000,000 par, due 3/11/2021		(1)	1,098,272
Branch Banking & Trust Co	5.63%, $750,000 par, due 9/15/2016		(1)	772,389
Brazos Student Finance Corp	0.85%, $274,047 par, due 6/25/2027		(1)	269,514
Burlington Northern Santa Fe LLC	3.40%, $500,000 par, due 9/1/2024		(1)	500,469
Canadian Pacific Railway Co	2.90%, $460,000 par, due 2/1/2025		(1)	432,995
Canadian Pacific Railway Co	3.70%, $410,000 par, due 2/1/2026		(1)	403,460
Capital Auto Receivables Asset Trust 2015-4	1.83%, $1,800,000 par, due 3/20/2020		(1)	1,782,743
Capital Auto Receivables Asset	1.26%, $1,800,000 par, due 5/21/2018		(1)	1,797,768
Cargill Inc	4.31%, $1,210,000 par, due 5/14/2021		(1)	1,294,771
CarMax Auto Owner Trust 2013-4	0.80%, $677,847 par, due 7/16/2018		(1)	676,170
Carmax Auto Owner Trust 2014-1	0.79%, $1,694,720 par, due 10/15/2018		(1)	1,687,816
CarMax Auto Owner Trust 2015-4	1.56%, $1,500,000 par, due 11/16/2020		(1)	1,488,998
Caterpillar Inc	3.40%, $250,000 par, due 5/15/2024		(1)	253,253
Caterpillar Inc	3.90%, $750,000 par, due 5/27/2021		(1)	796,261
CenterPoint Energy Transition	2.16%, $1,400,000 par, due 10/15/2021		(1)	1,409,017
Charter Township of Bloomfield MI	3.09%, $665,000 par, due 5/1/2020		(1)	686,194
Chevron Corp	2.35%, $470,000 par, due 12/5/2022		(1)	448,799
Chevron Corp	3.19%, $700,000 par, due 6/24/2023		(1)	703,723
Cisco Systems Inc	2.45%, $430,000 par, due 6/15/2020		(1)	434,082
Citigroup Commercial Mortgage Trust 2012-GC8	2.61%, $1,500,000 par, due 5/10/2022		(1)	1,505,348
Citigroup Commercial Mortgage Trust 2013-GC11	2.69%, $2,650,000 par, due 12/10/2022		(1)	2,636,668
Citigroup Inc	2.40%, $470,000 par, due 2/18/2020		(1)	464,501
Citigroup Inc	3.30%, $380,000 par, due 4/27/2025		(1)	373,195
Citigroup Inc	4.50%, $600,000 par, due 1/14/2022		(1)	642,639
City of Austin TX	3.45%, $500,000 par, due 9/1/2021		(1)	525,940
City of Boston MA	4.40%, $1,000,000 par, due 4/1/2026		(1)	1,085,780
City of Chicago IL	6.05%, $1,000,000 par, due 1/1/2029		(1)	967,080
City of Houston TX	4.36%, $695,000 par, due 3/1/2020		(1)	756,466
City of Lubbock TX	4.74%, $750,000 par, due 2/15/2020		(1)	802,725
CNH Equipment Trust 2015-A	1.30%, $1,800,000 par, due 4/15/2020		(1)	1,786,824
COMM 2012-LC4 A4 9.6-Yr CMBS	3.29%, $2,300,000 par, due 12/10/2044		(1)	2,350,605
Commonwealth of Pennsylvania	4.65%, $750,000 par, due 2/15/2026		(1)	802,380
Connecticut Light & Power Co/The	5.38%, $750,000 par, due 3/1/2017		(1)	783,281
ConocoPhillips Co	2.20%, $290,000 par, due 5/15/2020		(1)	280,620
ConocoPhillips	5.75%, $450,000 par, due 2/1/2019		(1)	487,063
County of Baltimore MD	2.85%, $550,000 par, due 8/1/2026		(1)	533,258
County of Loudoun VA	1.85%, $1,500,000 par, due 12/1/2019		(1)	1,499,685

43(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
County of Scott MN	4.75%, $1,000,000 par, due 12/1/2020		(1)	$1,003,930
Credit Suisse AG/New York NY	2.30%, $1,000,000 par, due 5/28/2019		(1)	1,000,860
Credit Suisse AG/New York NY	3.63%, $330,000 par, due 9/9/2024		(1)	332,595
CVS Health Corp	3.50%, $340,000 par, due 7/20/2022		(1)	345,969
CVS Health Corp	4.00%, $570,000 par, due 12/5/2023		(1)	592,355
Daimler Finance North America LLC	2.45%, $920,000 par, due 5/18/2020		(1)	902,336
Dayton Metro Library	2.15%, $1,100,000 par, due 12/1/2020		(1)	1,090,089
DBUBS 2011-LC1 Mortgage Trust	5.00%, $2,100,000 par, due 11/10/2046		(1)	2,314,792
DBUBS 2011-LC2 Mortgage Trust	4.54%, $2,000,000 par, due 7/10/2044		(1)	2,155,290
Deere & Co	2.60%, $1,500,000 par, due 6/8/2022		(1)	1,479,008
Devon Energy Corp	6.30%, $1,250,000 par, due 1/15/2019		(1)	1,287,875
Duke Energy Progress LLC	5.30%, $1,200,000 par, due 1/15/2019		(1)	1,318,194
Duke Realty LP	5.95%, $31,000 par, due 2/15/2017		(1)	32,367
Eaton Corp	6.95%, $1,375,000 par, due 3/20/2019		(1)	1,566,839
Ecolab Inc	4.35%, $625,000 par, due 12/8/2021		(1)	667,356
Education Loan Asset-Backed Trust I	1.22%, $1,550,723 par, due 6/25/2026		(1)	1,538,436
EMC Corp/MA	1.88%, $1,100,000 par, due 6/1/2018		(1)	1,026,386
EMD Finance LLC (Merck KGaA)	2.95%, $780,000 par, due 3/19/2022		(1)	752,584
Entergy Gulf States Louisiana LLC	6.00%, $750,000 par, due 5/1/2018		(1)	819,623
ERP Operating LP	4.63%, $1,550,000 par, due 12/15/2021		(1)	1,682,186
Ethiopian Leasing 2012 LLC	2.65%, $1,866,217 par, due 5/12/2026		(1)	1,879,923
Exxon Mobil Corp	2.40%, $1,220,000 par, due 3/6/2022		(1)	1,201,236
Fannie Mae Grantor Trust 2002-T16	7.00%, $115,455 par, due 7/25/2042		(1)	136,165
Fannie Mae Grantor Trust 2002-T18	7.00%, $48,266 par, due 8/25/2042		(1)	56,902
Fannie Mae Grantor Trust 2004-T3	6.00%, $356,968 par, due 2/25/2044		(1)	404,972
Fannie Mae Pool	1.44%, $66,308 par, due 4/1/2044		(1)	67,880
Fannie Mae Pool	1.48%, $200,092 par, due 4/1/2037		(1)	205,793
Fannie Mae Pool	1.68%, $180,307 par, due 1/1/2037		(1)	188,181
Fannie Mae Pool	1.90%, $179,437 par, due 11/1/2041		(1)	188,414
Fannie Mae Pool	1.94%, $246,839 par, due 1/1/2035		(1)	257,056
Fannie Mae Pool	1.94%, $377,780 par, due 7/1/2035		(1)	392,350
Fannie Mae Pool	1.95%, $302,908 par, due 7/1/2035		(1)	316,901
Fannie Mae Pool	2.21%, $553,909 par, due 7/1/2035		(1)	584,100
Fannie Mae Pool	2.29%, $290,703 par, due 5/1/2035		(1)	308,768
Fannie Mae Pool	2.37%, $121,412 par, due 5/1/2036		(1)	129,085
Fannie Mae Pool	2.42%, $372,681 par, due 4/1/2036		(1)	377,079
Fannie Mae Pool	2.49%, $2,279,597 par, due 1/1/2023		(1)	2,270,536
Fannie Mae Pool	2.56%, $1,800,000 par, due 12/1/2022		(1)	1,796,324
Fannie Mae Pool	2.64%, $1,969,902 par, due 3/1/2023		(1)	1,974,559
Fannie Mae Pool	2.73%, $1,800,000 par, due 1/1/2023		(1)	1,824,665
Fannie Mae Pool	2.73%, $1,890,083 par, due 9/1/2023		(1)	1,908,407
Fannie Mae Pool	2.86%, $1,384,697 par, due 3/1/2044		(1)	1,423,798
Fannie Mae Pool	2.86%, $1,817,951 par, due 11/1/2021		(1)	1,854,410
Fannie Mae Pool	2.86%, $2,439,835 par, due 1/1/2022		(1)	2,483,578
Fannie Mae Pool	2.90%, $1,195,802 par, due 3/1/2023		(1)	1,216,824
Fannie Mae Pool	2.92%, $1,443,754 par, due 3/1/2044		(1)	1,486,462
Fannie Mae Pool	2.95%, $1,472,532 par, due 5/1/2044		(1)	1,514,769
Fannie Mae Pool	2.96%, $1,868,521 par, due 6/1/2022		(1)	1,926,044
Fannie Mae Pool	2.97%, $395,469 par, due 1/1/2041		(1)	416,410
Fannie Mae Pool	3.02%, $1,665,798 par, due 11/1/2022		(1)	1,717,411
Fannie Mae Pool	3.50%, $5,930,031 par, due 9/1/2032		(1)	6,212,206
Fannie Mae Pool	3.50%, $707,861 par, due 9/1/2032		(1)	739,365
Fannie Mae Pool	3.75%, $915,817 par, due 5/1/2036		(1)	940,846
Fannie Mae Pool	5.00%, $1,026,046 par, due 11/1/2033		(1)	1,135,053
Fannie Mae Pool Through Certificates	5.00%, $1,266,189 par, due 6/1/2035		(1)	1,399,461
Fannie Mae Pool	5.00%, $1,605,582 par, due 10/1/2035		(1)	1,771,571
Fannie Mae Pool Through Certificates	5.00%, $177,220 par, due 12/1/2019		(1)	187,354
Fannie Mae Pool	5.00%, $405,859 par, due 10/1/2019		(1)	429,226
Fannie Mae Pool Through Certificates	5.00%, $666,171 par, due 8/1/2020		(1)	708,605
Fannie Mae Pool	5.00%, $739,711 par, due 9/1/2033		(1)	818,340
Fannie Mae Pool	6.00%, $207,569 par, due 9/1/2038		(1)	223,679
Fannie Mae REMIC Trust 2005-W1	6.50%, $275,831 par, due 10/25/2044		(1)	319,470
Fannie Mae REMICS	5.50%, $560,650 par, due 4/25/2035		(1)	608,376
Fannie Mae Trust 2003-W6	6.50%, $184,483 par, due 9/25/2042		(1)	209,258
Fannie Mae Trust 2003-W8	7.00%, $33,225 par, due 10/25/2042		(1)	38,204
Fannie Mae Trust 2004-W2	7.00%, $217,105 par, due 2/25/2044		(1)	250,742
Fannie Mae-Aces	2.61%, $1,800,000 par, due 10/25/2021		(1)	1,818,839
Fannie Mae-Aces	5.26%, $200,649 par, due 5/25/2020		(1)	208,566
FHLMC Multifamily Structured Passthrough	2.70%, $1,300,000 par, due 5/25/2018		(1)	1,328,267
FHLMC Structured Pass Through Securities	7.00%, $961,165 par, due 7/25/2043		(1)	1,151,384
FHMS K712 A2	1.87%, $3,300,000 par, due 11/25/2019		(1)	3,281,777
FN 2.9 MultiFamily FWD January 2016	2.90%, $1,700,000 par, due 1/1/2046		(1)	1,736,533
FN DUS 3.08 MultiFam FWD Jan 2016	3.08%, $1,100,000 par, due 1/1/2046		(1)	1,106,886
FNDUS 3.07 MultiFam FWD Feb 2016	3.07%, $1,185,000 par, due 2/10/2046		(1)	1,192,418

44(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
Ford Credit Auto Owner Trust 2015-REV1	2.12%, $1,500,000 par, due 7/15/2026		(1)	$1,481,081
Freddie 20-Yr 3.5 GIANT	3.50%, $2,964,575 par, due 9/1/2032		(1)	3,089,929
Freddie Mac Gold Pool	3.00%, $3,170,229 par, due 8/1/2027		(1)	3,264,192
Freddie Mac Gold Pool	3.50%, $325,658 par, due 2/1/2043		(1)	336,495
Freddie Mac Gold Pool	3.50%, $817,860 par, due 12/1/2025		(1)	860,837
Freddie Mac Gold Pool	4.00%, $752,285 par, due 2/1/2026		(1)	800,233
Freddie Mac Gold Pool	5.00%, $34,562 par, due 5/1/2021		(1)	36,615
Freddie Mac Gold Pool	5.00%, $346,158 par, due 2/1/2020		(1)	364,558
Freddie Mac Gold Pool	5.50%, $86,498 par, due 2/1/2018		(1)	89,424
Freddie Mac Gold Pool	6.00%, $123,151 par, due 9/1/2038		(1)	140,644
Freddie Mac Gold Pool	6.00%, $378,119 par, due 8/1/2038		(1)	433,123
Freddie Mac Gold Pool	6.00%, $602,189 par, due 8/1/2038		(1)	694,056
Freddie Mac Non Gold Pool	2.33%, $360,958 par, due 12/1/2036		(1)	382,470
Freddie Mac Non Gold Pool	2.63%, $210,838 par, due 7/1/2034		(1)	220,951
Freddie Mac Non Gold Pool	2.64%, $273,390 par, due 11/1/2040		(1)	286,905
Freddie Mac Non Gold Pool	2.90%, $1,253,697 par, due 1/1/2044		(1)	1,288,680
GE Capital International Funding Co	2.34%, $1,238,000 par, due 11/15/2020		(1)	1,227,675
General Electric Capital Corp	4.63%, $225,000 par, due 1/7/2021		(1)	247,135
General Electric Capital Corp	4.65%, $144,000 par, due 10/17/2021		(1)	159,432
General Electric Capital Corp	6.00%, $287,000 par, due 8/7/2019		(1)	325,125
Genzyme Corp	5.00%, $1,000,000 par, due 6/15/2020		(1)	1,107,671
Georgia-Pacific LLC	3.73%, $1,475,000 par, due 7/15/2023		(1)	1,492,050
Gilead Sciences Inc	2.55%, $440,000 par, due 9/1/2020		(1)	439,833
Ginnie Mae II pool	0.82%, $3,218,592 par, due 5/20/2058		(1)	3,187,648
Ginnie Mae II pool	1.74%, $986,917 par, due 6/20/2058		(1)	1,003,556
GM Financial Automobile Leasing Trust 2015-1	1.53%, $1,820,000 par, due 9/20/2018		(1)	1,811,157
GM Financial Automobile Leasing Trust 2015-3	1.69%, $2,300,000 par, due 3/20/2019		(1)	2,284,480
Goldman Sachs Group Inc/The	2.55%, $580,000 par, due 10/23/2019		(1)	579,773
Goldman Sachs Group Inc/The	3.50%, $630,000 par, due 1/23/2025		(1)	619,172
Goldman Sachs Group Inc/The	5.25%, $500,000 par, due 7/27/2021		(1)	552,810
Goldman Sachs Group Inc/The	5.75%, $150,000 par, due 1/24/2022		(1)	170,583
Great River Energy	5.83%, $139,633 par, due 7/1/2017		(1)	143,060
GS Mortgage Securities Corp II	2.56%, $2,750,000 par, due 2/10/2046		(1)	2,734,801
GS Mortgage Securities Trust 2011-GC3	4.75%, $1,775,000 par, due 3/10/2044		(1)	1,925,850
GS Mortgage Securities Trust 2013-GCJ12	2.68%, $2,375,000 par, due 6/10/2046		(1)	2,358,071
GSMS 2012-GCJ7 A4 9.2-Yr CMBS	3.38%, $2,250,000 par, due 5/10/2045		(1)	2,302,461
Halliburton Co	3.80%, $400,000 par, due 11/15/2025		(1)	389,489
Halliburton Co	5.90%, $950,000 par, due 9/15/2018		(1)	1,038,648
Hashemite Kingdom of Jordan Government AID Bond	2.58%, $2,875,000 par, due 6/30/2022		(1)	2,906,179
Hashemite Kingdom of Jordan Government AID	2.50%, $1,625,000 par, due 10/30/2020		(1)	1,665,666
Helios Leasing I LLC	1.56%, $748,371 par, due 9/28/2024		(1)	722,326
Hewlett Packard Enterprise Co	3.60%, $950,000 par, due 10/15/2020		(1)	952,180
Hilton USA Trust 2013-HLT	2.66%, $1,975,000 par, due 11/5/2030		(1)	1,976,479
Home Depot Inc/The	2.63%, $350,000 par, due 6/1/2022		(1)	349,634
Honda Auto Receivables 2014-1 Owner Trust	0.67%, $1,867,928 par, due 12/21/2017		(1)	1,864,569
HSBC Holdings PLC	5.10%, $1,250,000 par, due 4/5/2021		(1)	1,389,699
HSBC USA Inc	1.63%, $190,000 par, due 1/16/2018		(1)	189,059
Huntington Auto Trust 2015-1	1.24%, $1,900,000 par, due 9/16/2019		(1)	1,888,646
Indiana Housing & Community Development Authority	5.90%, $105,000 par, due 1/1/2037		(1)	105,773
Ingredion Inc	6.00%, $400,000 par, due 4/15/2017		(1)	418,638
Intel Corp	2.45%, $310,000 par, due 7/29/2020		(1)	313,546
International Business Machines Corp	3.63%, $1,160,000 par, due 2/12/2024		(1)	1,194,127
Iowa Finance Authority	5.87%, $20,000 par, due 7/1/2036		(1)	20,000
Johns Hopkins University	5.25%, $81,000 par, due 7/1/2019		(1)	86,738
JP Morgan Chase Commercial Mortgage
Securities Trust 2010-C2	4.07%, $1,330,000 par, due 11/15/2043		(1)	1,397,471
JP Morgan Chase Commercial Mortgage
Securities Trust 2011-C3	4.72%, $1,255,000 par, due 2/15/2046		(1)	1,357,810
JP Morgan Chase Commercial Mortgage
Securities Trust 2011-C4	4.39%, $1,840,000 par, due 7/15/2046		(1)	1,970,344
JP Morgan Chase Commercial Mortgage
Securities Trust 2012-C8	2.38%, $1,175,000 par, due 4/15/2022		(1)	1,163,120
JPMBB Commercial Mortgage Securities
Trust 2013-C12	3.16%, $2,380,000 par, due 7/15/2045		(1)	2,421,024
JPMorgan Chase & Co	3.13%, $800,000 par, due 1/23/2025		(1)	778,241
JPMorgan Chase & Co	4.40%, $450,000 par, due 7/22/2020		(1)	480,321
JPMorgan Chase & Co	4.50%, $290,000 par, due 1/24/2022		(1)	312,796
JPMorgan Chase Bank NA	6.00%, $1,250,000 par, due 10/1/2017		(1)	1,336,450
Kansas City Power & Light Co	6.38%, $575,000 par, due 3/1/2018		(1)	628,344
Kentucky Housing Corp	5.75%, $20,000 par, due 7/1/2037		(1)	20,191
Kentucky Utilities Co	3.25%, $1,000,000 par, due 11/1/2020		(1)	1,036,664
Kimco Realty Corp	3.40%, $520,000 par, due 11/1/2022		(1)	515,106
Kraft Foods Group Inc	3.50%, $890,000 par, due 6/6/2022		(1)	899,742
Liberty Property LP	5.50%, $1,000,000 par, due 12/15/2016		(1)	1,032,836

45(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
Lockheed Martin Corp	3.55%, $395,000 par, due 1/15/2026		(1)	$396,390
Lockheed Martin Corp	4.25%, $1,330,000 par, due 11/15/2019		(1)	1,426,529
Marathon Oil Corp	3.85%, $850,000 par, due 6/1/2025		(1)	684,121
Marathon Petroleum Corp	3.40%, $800,000 par, due 12/15/2020		(1)	785,667
Massachusetts Health & Educational Facilities Authority	5.26%, $750,000 par, due 10/1/2018		(1)	823,965
McDonald's Corp	5.00%, $675,000 par, due 2/1/2019		(1)	729,291
Merck & Co Inc	2.35%, $630,000 par, due 2/10/2022		(1)	618,571
Mercy Health/OH	3.38%, $515,000 par, due 11/1/2025		(1)	499,328
Mississippi Higher Ed Assistance Corp	1.10%, $1,610,300 par, due 10/25/2035		(1)	1,573,791
Missouri Higher Ed Loan Authority	1.24%, $845,343 par, due 8/26/2030		(1)	834,835
Missouri Higher Edu Loan Authority	1.44%, $1,344,545 par, due 2/25/2036		(1)	1,322,360
MMAF Equipment Finance LLC 2014-A	1.59%, $2,700,000 par, due 2/8/2022		(1)	2,681,149
MMAF Equipment Finance LLC 2015-A	1.93%, $1,800,000 par, due 7/16/2021		(1)	1,790,116
Monongahela Power Co	4.10%, $750,000 par, due 4/15/2024		(1)	777,615
Morgan Stanley Bank of America Merrill Lynch
Trust 2013-C9	2.66%, $2,325,000 par, due 1/15/2023		(1)	2,315,407
Morgan Stanley	2.65%, $340,000 par, due 1/27/2020		(1)	339,076
Morgan Stanley	3.75%, $500,000 par, due 2/25/2023		(1)	512,133
Morgan Stanley	3.95%, $600,000 par, due 4/23/2027		(1)	582,347
Morgan Stanley	5.50%, $750,000 par, due 7/24/2020		(1)	834,461
National City Bank/Cleveland OH	0.82%, $450,000 par, due 6/7/2017		(1)	447,174
Nebo School District	4.41%, $810,000 par, due 7/1/2018		(1)	868,749
New York State Urban Development Corp	6.50%, $630,000 par, due 12/15/2018		(1)	694,065
Nissan Auto Owner Trust 2014-A	0.72%, $1,572,361 par, due 8/15/2018		(1)	1,567,958
Nissan Auto Receivables 2014-B Owner Trust	1.11%, $1,900,000 par, due 5/15/2019		(1)	1,894,201
Norfolk Southern Corp	3.00%, $1,250,000 par, due 4/1/2022		(1)	1,235,575
North Carolina Housing Finance Agency	2.87%, $1,400,000 par, due 7/1/2032		(1)	1,432,340
North Carolina State Ed Assistance Auth	0.92%, $1,551,920 par, due 12/26/2039		(1)	1,473,020
Northern States Power Co/MN	2.20%, $430,000 par, due 8/15/2020		(1)	427,052
Northrop Grumman Corp	1.75%, $1,045,000 par, due 6/1/2018		(1)	1,035,683
Northstar Education Finance Inc	1.07%, $606,078 par, due 10/30/2045		(1)	584,774
Northstar Education Finance Inc	1.12%, $944,491 par, due 12/26/2031		(1)	912,795
Novartis Capital Corp	3.40%, $1,300,000 par, due 5/6/2024		(1)	1,342,104
Oracle Corp	2.38%, $680,000 par, due 1/15/2019		(1)	690,500
Oracle Corp	2.50%, $800,000 par, due 5/15/2022		(1)	785,210
Overseas Private Investment Corp	3.37%, $1,061,129 par, due 5/15/2021		(1)	1,103,236
PacifiCorp	5.65%, $250,000 par, due 7/15/2018		(1)	272,505
Parker-Hannifin Corp	5.50%, $750,000 par, due 5/15/2018		(1)	810,508
Pearson Dollar Finance Two PLC	6.25%, $750,000 par, due 5/6/2018		(1)	809,325
PepsiCo Inc	5.00%, $1,000,000 par, due 6/1/2018		(1)	1,082,121
Petroleos Mexicanos	2.29%, $828,750 par, due 2/15/2024		(1)	829,796
Petroleos Mexicanos	2.38%, $1,900,000 par, due 4/15/2025		(1)	1,896,844
PNC Bank NA	1.85%, $250,000 par, due 7/20/2018		(1)	249,511
PNC Bank NA	5.25%, $500,000 par, due 1/15/2017		(1)	518,017
Prologis LP	3.75%, $500,000 par, due 11/1/2025		(1)	495,986
Public Service Co of Oklahoma	6.15%, $600,000 par, due 8/1/2016		(1)	615,965
Realty Income Corp	3.25%, $746,000 par, due 10/15/2022		(1)	719,925
Realty Income Corp	4.65%, $310,000 par, due 8/1/2023		(1)	322,679
Rio Tinto Finance USA PLC	2.00%, $640,000 par, due 3/22/2017		(1)	639,441
Roche Holdings Inc	2.25%, $1,250,000 par, due 9/30/2019		(1)	1,256,526
Rogers Communications Inc	3.63%, $775,000 par, due 12/15/2025		(1)	762,297
Rolls-Royce PLC	3.63%, $280,000 par, due 10/14/2025		(1)	274,196
Roper Technologies Inc	1.85%, $1,250,000 par, due 11/15/2017		(1)	1,243,426
Royal Bank of Canada	2.10%, $1,225,000 par, due 10/14/2020		(1)	1,203,736
SABMiller Holdings Inc	2.45%, $900,000 par, due 1/15/2017		(1)	906,933
SABMiller Holdings Inc	3.75%, $500,000 par, due 1/15/2022		(1)	514,242
San Marcos Consolidated Independent School District	3.16%, $835,000 par, due 8/1/2026		(1)	818,083
SBA Small Business Investment Cos	2.52%, $3,967,058 par, due 3/10/2025		(1)	4,011,287
SBA Small Business Investment Cos	2.83%, $1,800,000 par, due 9/10/2025		(1)	1,824,664
SBA Small Business Investment Cos	3.02%, $1,983,763 par, due 9/10/2024		(1)	2,050,035
SBA Small Business Investment Cos	3.19%, $2,766,629 par, due 3/10/2024		(1)	2,873,228
SBA Small Business Investment Cos	5.68%, $9,906 par, due 8/10/2016		(1)	10,112
SBA Small Business Investment Cos	5.94%, $1,057,592 par, due 8/10/2018		(1)	1,140,706
SCG Trust 2013-SRP1	1.73%, $1,200,000 par, due 11/15/2016		(1)	1,203,787
Sequoia Union High School District	5.93%, $1,000,000 par, due 7/1/2025		(1)	1,178,560
Shell International Finance BV	3.25%, $590,000 par, due 5/11/2025		(1)	575,825
Shell International Finance BV	4.30%, $1,188,000 par, due 9/22/2019		(1)	1,266,170
Siemens Financieringsmaatschappij NV	2.90%, $550,000 par, due 5/27/2022		(1)	549,781
Simon Property Group LP	3.38%, $1,000,000 par, due 10/1/2024		(1)	1,009,461
SLM Student Loan Trust 2006-1	0.43%, $1,800,000 par, due 7/26/2021		(1)	1,780,915
Small Business Administration	2.13%, $1,284,588 par, due 1/1/2033		(1)	1,260,664
Southern California Edison Co	2.40%, $570,000 par, due 2/1/2022		(1)	558,951
St Louis County School District No R-7 Kirkwood	4.19%, $1,000,000 par, due 2/15/2018		(1)	1,050,530
State of Florida	4.90%, $1,000,000 par, due 6/1/2023		(1)	1,082,490
46(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
State of Tennessee	3.18%, $800,000 par, due 8/1/2020		(1)	$838,304
State of Texas	2.83%, $1,250,000 par, due 10/1/2025		(1)	1,232,250
State of Wisconsin	3.45%, $550,000 par, due 5/1/2020		(1)	582,423
Symantec Corp	2.75%, $1,100,000 par, due 6/15/2017		(1)	1,098,561
Tayarra Ltd	3.63%, $1,140,227 par, due 2/15/2022		(1)	1,195,567
Teck Resources Ltd	3.15%, $1,070,000 par, due 1/15/2017		(1)	963,000
Tesco PLC	2.70%, $1,000,000 par, due 1/5/2017		(1)	999,990
Time Warner Inc	3.40%, $500,000 par, due 6/15/2022		(1)	497,737
Time Warner Inc	3.60%, $730,000 par, due 7/15/2025		(1)	710,640
Toronto-Dominion Bank/The	2.50%, $945,000 par, due 12/14/2020		(1)	944,616
Total Capital International SA	2.10%, $830,000 par, due 6/19/2019		(1)	823,786
Township of Bristol PA	2.82%, $810,000 par, due 9/15/2020		(1)	824,345
Toyota Auto Receivables 2015-A Owner Trust	1.12%, $1,800,000 par, due 2/15/2019		(1)	1,795,178
Toyota Motor Credit Corp	2.15%, $1,100,000 par, due 3/12/2020		(1)	1,099,716
Toyota Motor Credit Corp	2.80%, $575,000 par, due 7/13/2022		(1)	572,335
Trustees of Dartmouth College	4.75%, $1,000,000 par, due 6/1/2019		(1)	1,086,364
UBS AG/Stamford CT	2.38%, $600,000 par, due 8/14/2019		(1)	599,298
UBS-Barclays Commercial Mortgage Trust 2012-C4	2.46%, $2,000,000 par, due 12/10/2045		(1)	1,972,856
Ukraine Government AID Bonds	1.85%, $1,275,000 par, due 5/29/2020		(1)	1,269,752
United States Small Business Administration	3.21%, $1,812,966 par, due 3/1/2034		(1)	1,880,550
United States Small Business Administration	3.23%, $1,843,022 par, due 2/1/2034		(1)	1,915,739
United States Small Business Administration	3.37%, $3,171,074 par, due 10/1/2033		(1)	3,294,140
United States Small Business Administration	5.31%, $1,150,267 par, due 5/1/2027		(1)	1,265,879
United States Small Business Administration	5.34%, $131,555 par, due 11/1/2021		(1)	140,272
United States Small Business Administration	5.54%, $518,994 par, due 9/1/2026		(1)	567,874
United States Small Business Administration	5.60%, $1,329,579 par, due 9/1/2028		(1)	1,482,935
United States Small Business Administration	5.63%, $1,568,613 par, due 10/1/2028		(1)	1,754,820
United States Small Business Administration	5.68%, $648,218 par, due 6/1/2028		(1)	725,669
United States Small Business Administration	5.72%, $3,087,866 par, due 1/1/2029		(1)	3,478,531
United States Treasury Inflation Indexed Bonds	0.13%, $10,371,000 par, due 7/15/2024		(1)	9,865,871
United States Treasury Inflation Indexed Bonds	0.38%, $1,000,000 par, due 7/15/2025		(1)	971,014
United States Treasury Note/Bond	0.88%, $7,500,000 par, due 7/15/2018		(1)	7,432,328
United States Treasury Note/Bond	1.00%, $1,400,000 par, due 2/15/2018		(1)	1,395,625
United States Treasury Note/Bond	1.50%, $1,525,000 par, due 8/31/2018		(1)	1,535,128
United States Treasury Note/Bond	2.00%, $650,000 par, due 8/15/2025		(1)	633,775
United States Treasury Note/Bond	2.13%, $1,875,000 par, due 5/15/2025		(1)	1,850,537
United States Treasury Note/Bond	2.25%, $1,875,000 par, due 11/15/2024		(1)	1,874,048
United States Treasury Note/Bond	2.25%, $5,665,000 par, due 11/15/2025		(1)	5,652,384
United States Treasury Note/Bond	2.38%, $4,000,000 par, due 8/15/2024		(1)	4,041,720
United States Treasury Note/Bond	2.50%, $2,800,000 par, due 5/15/2024		(1)	2,861,141
United Technologies Corp	3.10%, $590,000 par, due 6/1/2022		(1)	600,474
UnitedHealth Group Inc	3.35%, $700,000 par, due 7/15/2022		(1)	715,989
USAA Capital Corp	2.45%, $770,000 par, due 8/1/2020		(1)	769,722
Valspar Corp/The	3.30%, $360,000 par, due 2/1/2025		(1)	342,810
Ventas Realty LP / Ventas Capital Corp	2.00%, $900,000 par, due 2/15/2018		(1)	895,605
Ventas Realty LP	4.13%, $450,000 par, due 1/15/2026		(1)	448,576
Verizon Communications Inc	5.15%, $500,000 par, due 9/15/2023		(1)	549,663
Visa Inc	2.80%, $560,000 par, due 12/14/2022		(1)	562,314
Vornado Realty LP	2.50%, $440,000 par, due 6/30/2019		(1)	433,330
Vornado Realty LP	5.00%, $500,000 par, due 1/15/2022		(1)	530,542
Waste Management Inc	3.13%, $600,000 par, due 3/1/2025		(1)	583,933
World Omni Auto Receivables Trust 2013-B	0.83%, $792,707 par, due 8/15/2018		(1)	791,123
World Omni Auto Receivables Trust 2015-A	1.34%, $1,800,000 par, due 5/15/2020		(1)	1,791,461
World Omni Auto Receivables Trust 2015-B	1.49%, $1,800,000 par, due 12/15/2020		(1)	1,783,606
Wells Fargo/BlackRock Short Term Investment Fund S	0.25%, $6,109,396 par		(1)	6,109,396
				376,898,510
	Accrued income			2,090,810
	Variation margin payable			(2,531)
	Deposits with brokers for futures transactions			16,200
	Receivables for investment payments due			31,860
	Payable for securities purchased on a forward commitment basis			(5,592,301)
	Total			373,442,548
Prudential Insurance Company of America	2.51%
21st Century Fox America Inc	6.65%, $645 par, due 11/15/2037		(1)	749,529
AbbVie Inc	4.40%, $450 par, due 11/6/2042		(1)	420,264
AbbVie Inc	4.50%, $610 par, due 5/14/2035		(1)	597,556
Actavis Funding SCS	2.45%, $565 par, due 6/15/2019		(1)	558,892
Actavis Funding SCS	3.45%, $2,015 par, due 3/15/2022		(1)	2,017,196
AEP Texas Central Transition Funding II LLC	5.17%, $3,733 par, due 1/1/2018		(1)	3,900,137
AEP Texas Central Transition	6.25%, $556 par, due 1/15/2017		(1)	557,492
Ally Auto Receivables Trust	1.39%, $905 par, due 9/16/2019		(1)	901,317
Ally Auto Receivables Trust	0.48%, $32 par, due 2/15/2017		(1)	32,420

47(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
Ally Auto Receivables Trust	0.63%, $150 par, due 5/15/2017		(1)	$150,445
Ally Master Owner Trust	1.54%, $1,380 par, due 9/15/2019		(1)	1,371,748
American Express Credit Corp	2.25%, $1,520 par, due 8/15/2019		(1)	1,520,274
Amgen Inc	3.88%, $2,090 par, due 11/15/2021		(1)	2,177,529
Amgen Inc	5.15%, $200 par, due 11/15/2041		(1)	203,046
Amgen Inc	5.65%, $625 par, due 6/15/2042		(1)	676,300
Anheuser-Busch InBev Finance Inc	2.63%, $375 par, due 1/17/2023		(1)	359,880
Apple Inc	3.85%, $835 par, due 5/4/2043		(1)	769,294
Apple Inc	4.38%, $835 par, due 5/13/2045		(1)	843,108
AT&T Inc	3.40%, $3,265 par, due 5/15/2025		(1)	3,137,959
BAE Systems PLC	4.75%, $2,145 par, due 10/11/2021		(1)	2,283,031
Bank of America Corp	3.30%, $625 par, due 1/11/2023		(1)	615,206
Bank of America Corp	4.00%, $245 par, due 1/22/2025		(1)	239,838
Bank of America Corp	4.10%, $975 par, due 7/24/2023		(1)	1,008,111
Bank of America Corp	5.42%, $2,000 par, due 3/15/2017		(1)	2,081,780
Bank of America Corp	5.65%, $535 par, due 5/1/2018		(1)	575,291
Bank of New York Mellon Corp/The	2.10%, $765 par, due 1/15/2019		(1)	768,557
Bank of New York Mellon Corp/The	2.20%, $1,690 par, due 5/15/2019		(1)	1,692,518
Bank of New York Mellon Corp/The	2.20%, $415 par, due 3/4/2019		(1)	416,257
Bayer US Finance LLC	2.38%, $1,390 par, due 10/8/2019		(1)	1,390,876
BG Energy Capital PLC	4.00%, $1,195 par, due 10/15/2021		(1)	1,240,183
BHP Billiton Finance USA Ltd	3.85%, $680 par, due 9/30/2023		(1)	643,838
Biogen Inc	3.63%, $385 par, due 9/15/2022		(1)	389,266
Burlington Northern Santa Fe LLC	4.55%, $1,850 par, due 9/1/2044		(1)	1,785,916
Burlington Northern Santa Fe LLC	4.90%, $285 par, due 4/1/2044		(1)	292,458
Capital One Auto Finance Trust	5.05%, $700 par, due 12/17/2018		(1)	703,360
Caterpillar Inc	5.20%, $170 par, due 5/27/2041		(1)	183,546
Celgene Corp	3.55%, $345 par, due 8/15/2022		(1)	348,353
Centerpoint Ener Tran Ii	5.17%, $1,595 par, due 8/1/2019		(1)	1,635,347
Chase Issuance Trust	5.16%, $1,925 par, due 4/16/2018		(1)	1,934,529
Citibank Credit Card Iss Trust	0.73%, $590 par, due 2/7/2018		(1)	589,912
Citibank Credit Card Iss Trust	5.30%, $3,170 par, due 3/15/2018		(1)	3,198,372
Citigroup Inc	2.50%, $770 par, due 7/29/2019		(1)	768,837
Citigroup Inc	2.50%, $875 par, due 9/26/2018		(1)	882,604
Coca-Cola Femsa SAB de CV	2.38%, $980 par, due 11/26/2018		(1)	978,579
Comcast Corp	4.40%, $1,290 par, due 8/15/2035		(1)	1,297,688
Comerica Inc	2.13%, $450 par, due 5/23/2019		(1)	446,850
ConocoPhillips Co	4.15%, $945 par, due 11/15/2034		(1)	819,258
Covidien International Finance SA	2.95%, $1,000 par, due 6/15/2023		(1)	984,140
CVS Health Corp	3.50%, $330 par, due 7/20/2022		(1)	335,795
CVS Health Corp	4.00%, $825 par, due 12/5/2023		(1)	857,357
Daimler Finance North America LLC	1.13%, $1,350 par, due 3/10/2017		(1)	1,339,754
Daimler Finance North America LLC	2.38%, $1,100 par, due 8/1/2018		(1)	1,101,661
Deutsche Bank AG/London	1.35%, $1,145 par, due 5/30/2017		(1)	1,137,626
Deutsche Telekom International Finance BV	2.25%, $775 par, due 3/6/2017		(1)	779,828
Devon Energy Corp	3.25%, $1,785 par, due 5/15/2022		(1)	1,517,321
Devon Energy Corp	5.00%, $140 par, due 6/15/2045		(1)	106,106
Diageo Investment Corp	2.88%, $585 par, due 5/11/2022		(1)	579,846
DIRECTV Holdings LLC / DIRECTV Financing Co Inc	6.00%, $135 par, due 8/15/2040		(1)	138,150
DIRECTV Holdings LLC / DIRECTV Financing Co Inc	6.38%, $125 par, due 3/1/2041		(1)	134,165
Dominion Resources Inc/VA	1.95%, $370 par, due 8/15/2016		(1)	370,932
Dominion Resources Inc/VA	2.50%, $905 par, due 12/1/2019		(1)	901,652
Dow Chemical Co/The	3.00%, $1,765 par, due 11/15/2022		(1)	1,689,670
DTE Energy Co	3.85%, $950 par, due 12/1/2023		(1)	976,182
Duke Energy Progress LLC	3.00%, $325 par, due 9/15/2021		(1)	331,295
Eastman Chemical Co	2.70%, $970 par, due 1/15/2020		(1)	960,416
EMD Finance LLC	1.70%, $885 par, due 3/19/2018		(1)	876,557
EMD Finance LLC	2.40%, $1,025 par, due 3/19/2020		(1)	997,786
Encana Corp	3.90%, $1,615 par, due 11/15/2021		(1)	1,333,053
Exelon Corp	3.95%, $1,050 par, due 6/15/2025		(1)	1,048,604
Exelon Generation Co LLC	2.95%, $730 par, due 1/15/2020		(1)	727,372
Financing Corp	$1,935 par, due 5/11/2018		(1)	1,872,079
Financing Corp	$4,075 par, due 10/6/2017		(1)	3,993,383
Financing Corp	9.65%, $1,235 par, due 11/2/2018		(1)	1,507,563
Financing Corp	9.80%, $1,440 par, due 4/6/2018		(1)	1,706,349
Ford Credit Floorplan Master O	1.50%, $680 par, due 9/15/2018		(1)	681,115
Ford Credit Floorplan Master O	2.12%, $3,005 par, due 7/15/2026		(1)	2,967,107
Ford Motor Credit Co LLC	2.60%, $1,395 par, due 11/4/2019		(1)	1,369,667
Ford Motor Credit Co LLC	3.22%, $705 par, due 1/9/2022		(1)	690,019
GE Capital International Funding Co	2.34%, $442 par, due 11/15/2020		(1)	438,314
General Electric Capital Corp	5.30%, $154 par, due 2/11/2021		(1)	173,653
General Electric Co	2.70%, $3,475 par, due 10/9/2022		(1)	3,460,440
General Electric Co	4.50%, $85 par, due 3/11/2044		(1)	87,476
Gilead Sciences Inc	3.70%, $1,160 par, due 4/1/2024		(1)	1,188,211

48(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
Goldman Sachs Group Inc/The	5.95%, $3,875 par, due 1/18/2018		(1)	$4,173,298
Home Depot Inc/The	2.63%, $520 par, due 6/1/2022		(1)	519,459
HSBC Finance Corp	6.68%, $2,005 par, due 1/15/2021		(1)	2,301,098
HSBC Holdings PLC	4.25%, $205 par, due 3/14/2024		(1)	205,744
Humana Inc	2.63%, $585 par, due 10/1/2019		(1)	586,480
International Paper Co	5.00%, $1,020 par, due 9/15/2035		(1)	1,011,452
JPMorgan Chase & Co	2.25%, $1,490 par, due 1/23/2020		(1)	1,465,832
JPMorgan Chase & Co	4.40%, $2,380 par, due 7/22/2020		(1)	2,540,364
JPMorgan Chase Bank NA	6.00%, $3,150 par, due 7/5/2017		(1)	3,346,245
Kinder Morgan Inc/DE	4.30%, $2,440 par, due 6/1/2025		(1)	2,108,184
Kraft Foods Group Inc	3.50%, $285 par, due 6/6/2022		(1)	288,121
Kraft Heinz Foods Co	3.50%, $715 par, due 7/15/2022		(1)	719,934
Kroger Co/The	6.40%, $1,475 par, due 8/15/2017		(1)	1,583,885
Lockheed Martin Corp	3.35%, $1,245 par, due 9/15/2021		(1)	1,275,415
Microsoft Corp	3.50%, $400 par, due 2/12/2035		(1)	369,700
Mondelez International Inc	4.00%, $955 par, due 2/1/2024		(1)	984,414
Morgan Stanley	7.30%, $1,575 par, due 5/13/2019		(1)	1,809,218
Motiva Enterprises LLC	5.75%, $1,550 par, due 1/15/2020		(1)	1,668,606
Northrop Grumman Corp	1.75%, $2,525 par, due 6/1/2018		(1)	2,502,477
Oncor Electric Delivery Transi	5.29%, $459 par, due 5/15/2018		(1)	466,259
Oracle Corp	2.25%, $655 par, due 10/8/2019		(1)	661,838
Oracle Corp	3.90%, $1,665 par, due 5/15/2035		(1)	1,561,104
Pacific Gas & Electric Co	5.63%, $1,275 par, due 11/30/2017		(1)	1,362,873
PepsiCo Inc	4.25%, $300 par, due 10/22/2044		(1)	297,660
Perrigo Co PLC	2.30%, $1,515 par, due 11/8/2018		(1)	1,493,502
Petro-Canada	5.95%, $460 par, due 5/15/2035		(1)	461,201
PNC Bank NA	2.25%, $795 par, due 7/2/2019		(1)	798,530
PNC Bank NA	2.40%, $1,300 par, due 10/18/2019		(1)	1,305,044
Raytheon Co	6.40%, $1,760 par, due 12/15/2018		(1)	1,976,251
SABMiller Holdings Inc	3.75%, $245 par, due 1/15/2022		(1)	251,978
Schlumberger Holdings Corp	2.35%, $2,265 par, due 12/21/2018		(1)	2,250,300
Sempra Energy	2.40%, $1,005 par, due 3/15/2020		(1)	984,990
Shell International Finance BV	3.40%, $910 par, due 8/12/2023		(1)	904,758
Shell International Finance BV	4.13%, $3,415 par, due 5/11/2035		(1)	3,259,720
Siemens Financieringsmaatschappij NV	2.90%, $1,670 par, due 5/27/2022		(1)	1,669,332
Spectra Energy Capital LLC	8.00%, $820 par, due 10/1/2019		(1)	932,586
State Street Corp	3.70%, $650 par, due 11/20/2023		(1)	676,338
Statoil ASA	3.70%, $530 par, due 3/1/2024		(1)	536,964
Suncor Energy Inc	6.10%, $1,485 par, due 6/1/2018		(1)	1,597,207
Thermo Fisher Scientific Inc	2.40%, $785 par, due 2/1/2019		(1)	784,655
Thermo Fisher Scientific Inc	3.30%, $435 par, due 2/15/2022		(1)	433,930
Time Warner Cable Inc	7.30%, $560 par, due 7/1/2038		(1)	607,130
Time Warner Inc	3.55%, $1,960 par, due 6/1/2024		(1)	1,923,230
Total Capital International SA	2.75%, $1,240 par, due 6/19/2021		(1)	1,235,226
TransCanada PipeLines Ltd	4.63%, $1,165 par, due 3/1/2034		(1)	1,101,473
TSMC Global Ltd	1.63%, $1,240 par, due 4/3/2018		(1)	1,215,361
United States Treasury Note/Bond	0.75%, $4,485 par, due 1/15/2017		(1)	4,480,964
United States Treasury Note/Bond	0.88%, $2,720 par, due 1/31/2017		(1)	2,720,218
United States Treasury Note/Bond	0.88%, $38,395 par, due 8/15/2017		(1)	38,309,379
United States Treasury Note/Bond	1.00%, $2,360 par, due 9/30/2019		(1)	2,310,393
United States Treasury Note/Bond	1.13%, $2,230 par, due 12/31/2019		(1)	2,187,675
United States Treasury Note/Bond	1.25%, $6,920 par, due 1/31/2020		(1)	6,813,501
United States Treasury Note/Bond	1.38%, $2,600 par, due 2/28/2019		(1)	2,598,284
United States Treasury Note/Bond	1.50%, $34,005 par, due 11/30/2019		(1)	33,869,660
United States Treasury Note/Bond	1.50%, $4,745 par, due 6/30/2016		(1)	4,766,874
United States Treasury Note/Bond	1.63%, $1,575 par, due 3/31/2019		(1)	1,584,844
United States Treasury Note/Bond	1.63%, $2,185 par, due 4/30/2019		(1)	2,197,717
United States Treasury Note/Bond	1.63%, $28,000 par, due 12/31/2019		(1)	28,001,120
United States Treasury Note/Bond	1.63%, $4,590 par, due 7/31/2019		(1)	4,605,973
United States Treasury Note/Bond	1.63%, $5,255 par, due 6/30/2019		(1)	5,278,595
United States Treasury Note/Bond	1.75%, $34,050 par, due 9/30/2019		(1)	34,280,178
United States Treasury Note/Bond	2.13%, $15,765 par, due 12/31/2021		(1)	15,904,205
United States Treasury Note/Bond	2.50%, $4,220 par, due 2/15/2045		(1)	3,786,311
United States Treasury Note/Bond	2.88%, $1,860 par, due 8/15/2045		(1)	1,806,451
United States Treasury Note/Bond	3.00%, $180 par, due 11/15/2044		(1)	179,347
United States Treasury Note/Bond	3.00%, $6,950 par, due 5/15/2045		(1)	6,918,239
United States Treasury Note/Bond	3.25%, $10,725 par, due 12/31/2016		(1)	10,978,861
United States Treasury Note/Bond	3.63%, $7,095 par, due 8/15/2019		(1)	7,617,689
United States Treasury Note/Bond	7.25%, $6,325 par, due 5/15/2016		(1)	6,478,192
Verizon Communications Inc	3.85%, $2,455 par, due 11/1/2042		(1)	2,006,692
Verizon Communications Inc	4.52%, $1,284 par, due 9/15/2048		(1)	1,148,281
Verizon Communications Inc	6.40%, $79 par, due 9/15/2033		(1)	90,003
Visa Inc	2.80%, $1,805 par, due 12/14/2022		(1)	1,812,455
Vodafone Group PLC	2.95%, $1,060 par, due 2/19/2023		(1)	993,315

49(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
Walgreens Boots Alliance Inc	3.30%, $600 par, due 11/18/2021		(1)	$588,438
Walgreens Boots Alliance Inc	4.50%, $185 par, due 11/18/2034		(1)	168,942
Waste Management Inc	2.60%, $400 par, due 9/1/2016		(1)	402,768
Wells Fargo/BlackRock Short Term Investment Fund S	0.25%, $15,191,986 par		(1)	15,191,986
				399,802,307
	Accrued income			2,170,782
	Total			401,973,089

Royal Bank of Canada	1.96%
Abay Leasing 2014 LLC	2.65%, $1,672,917 par, due 11/9/2026		(1)	1,685,730
AbbVie Inc	1.80%, $260,000 par, due 5/14/2018		(1)	258,803
ACE INA Holdings Inc	2.30%, $290,000 par, due 11/3/2020		(1)	287,915
Ally Auto Receivables Trust 2014-2	1.25%, $1,750,000 par, due 4/15/2019		(1)	1,746,344
Ally Auto Receivables Trust 2014-3	1.28%, $1,800,000 par, due 6/17/2019		(1)	1,794,890
Amal Ltd/Cayman Islands	3.46%, $2,113,414 par, due 8/21/2021		(1)	2,203,277
American Express Credit Acct Mstr Tr	0.98%, $1,800,000 par, due 5/15/2019		(1)	1,798,400
American Express Credit Corp	1.55%, $460,000 par, due 9/22/2017		(1)	459,815
American Express Credit Corp	2.38%, $500,000 par, due 5/26/2020		(1)	496,174
American Honda Finance Corp	2.13%, $940,000 par, due 2/28/2017		(1)	950,034
American Honda Finance Corp	2.45%, $710,000 par, due 9/24/2020		(1)	711,098
AmeriCredit Auto Receivables T	0.90%, $1,499,533 par, due 1/8/2019		(1)	1,495,811
AmeriCredit Automobile Receivables Tr	0.92%, $587,096 par, due 4/9/2018		(1)	586,723
Apple Inc	1.55%, $250,000 par, due 2/7/2020		(1)	245,824
Arizona School Facilities Board	1.12%, $1,000,000 par, due 7/1/2017		(1)	999,570
AT&T Inc	1.60%, $1,330,000 par, due 2/15/2017		(1)	1,333,712
AT&T Inc	2.45%, $400,000 par, due 6/30/2020		(1)	393,930
Atmos Energy Corp	6.35%, $1,015,000 par, due 6/15/2017		(1)	1,081,324
Automatic Data Processing Inc	2.25%, $670,000 par, due 9/15/2020		(1)	672,537
BA Credit Card Trust	1.36%, $1,800,000 par, due 9/15/2020		(1)	1,787,800
BAMLL Commercial Mortgage
Securities Trust 2013-DSNY	1.38%, $550,000 par, due 9/15/2026		(1)	549,023
Bank of America Corp	5.42%, $1,000,000 par, due 3/15/2017		(1)	1,040,893
Bank of America NA	0.79%, $900,000 par, due 6/15/2016		(1)	899,582
Bank of America NA	1.75%, $500,000 par, due 6/5/2018		(1)	496,786
Bank of New York Mellon Corp/The	2.15%, $830,000 par, due 2/24/2020		(1)	820,991
Bank of New York Mellon Corp/The	2.60%, $270,000 par, due 8/17/2020		(1)	271,067
Bank of The West Auto Trust 2014-1	1.09%, $1,800,000 par, due 3/15/2019		(1)	1,794,262
BB&T Corp	2.15%, $925,000 par, due 3/22/2017		(1)	932,134
Becton Dickinson and Co	2.67%, $630,000 par, due 12/15/2019		(1)	633,430
BHP Billiton Finance USA Ltd	1.63%, $1,175,000 par, due 2/24/2017		(1)	1,172,610
BMW Vehicle Lease Trust 2015-1	1.24%, $1,800,000 par, due 12/20/2017		(1)	1,797,237
BNP Paribas SA	1.38%, $1,200,000 par, due 3/17/2017		(1)	1,198,838
Brazos Student Finance Corp	0.85%, $685,118 par, due 6/25/2027		(1)	673,784
Burlington Northern Santa Fe LLC	5.65%, $1,000,000 par, due 5/1/2017		(1)	1,051,669
Capital Area Finance Authority	2.90%, $1,047,733 par, due 4/1/2038		(1)	1,040,210
Capital Auto Receivables Asset Trust 2015-1	1.61%, $1,730,000 par, due 6/20/2019		(1)	1,721,367
Capital One Multi-Asset Execution Tr	1.48%, $2,000,000 par, due 7/15/2020		(1)	2,000,372
Capital One NA/Mclean VA	2.35%, $420,000 par, due 8/17/2018		(1)	420,789
Cargill Inc	1.90%, $150,000 par, due 3/1/2017		(1)	150,668
Cargill Inc	3.25%, $1,000,000 par, due 11/15/2021		(1)	1,003,101
CarMax Auto Owner Trust 2014-4	1.25%, $1,800,000 par, due 11/15/2019		(1)	1,791,941
Caterpillar Financial Services Corp	2.25%, $300,000 par, due 12/1/2019		(1)	300,798
Chase Issuance Trust	1.62%, $730,000 par, due 7/15/2020		(1)	727,518
Chevron Corp	1.36%, $420,000 par, due 3/2/2018		(1)	416,639
Chevron Corp	2.19%, $340,000 par, due 11/15/2019		(1)	339,849
Chevron Corp	2.42%, $840,000 par, due 11/17/2020		(1)	835,275
Chrysler Capital Auto Receivab	0.83%, $1,107,125 par, due 9/17/2018		(1)	1,105,017
Chrysler Capital Auto Receivables Trust 2015-B	1.91%, $1,175,000 par, due 3/16/2020		(1)	1,170,964
Cisco Systems Inc	2.45%, $1,140,000 par, due 6/15/2020		(1)	1,150,822
CIT Equipment Collateral 2014-VT1	1.50%, $1,850,000 par, due 10/21/2019		(1)	1,839,022
Citibank Credit Card Issuance Trust	1.02%, $1,700,000 par, due 2/22/2019		(1)	1,695,927
Citibank Credit Card Issuance Trust	1.23%, $1,800,000 par, due 4/24/2019		(1)	1,799,332
Citigroup Commercial Mortgage Trust 2006-C5	5.42%, $1,551,839 par, due 10/15/2049		(1)	1,583,203
Citigroup Commercial Mortgage Trust 2012-GC8	2.61%, $1,500,000 par, due 5/10/2022		(1)	1,505,348
Citigroup Commercial Mortgage Trust 2014-GC19	3.55%, $1,900,000 par, due 3/10/2047		(1)	1,954,775
Citigroup Inc	1.85%, $350,000 par, due 11/24/2017		(1)	349,483
Citigroup Inc	2.65%, $520,000 par, due 10/26/2020		(1)	515,797
City of Dallas TX Waterworks & Sewer System Revenue	2.48%, $1,100,000 par, due 10/1/2021		(1)	1,106,215
City of Dallas TX	2.07%, $1,125,000 par, due 2/15/2018		(1)	1,143,293
CNH Equipment Trust 2014-A	0.84%, $1,617,152 par, due 5/15/2019		(1)	1,611,638
CNH Equipment Trust 2015-C	1.66%, $2,000,000 par, due 11/16/2020		(1)	1,994,960
COMM 2012-CCRE4 Mortgage Trust	0.70%, $308,220 par, due 10/15/2045		(1)	306,833
Commercial Mortgage Pass Through Certificates	2.37%, $2,000,000 par, due 11/15/2045		(1)	1,983,262
ConocoPhillips Co	2.20%, $380,000 par, due 5/15/2020		(1)	367,709

50(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
County of Chester PA	2.13%, $1,000,000 par, due 5/15/2020		(1)	$998,780
County of Collin TX	1.48%, $1,070,000 par, due 2/15/2018		(1)	1,073,627
County of Macomb MI	2.69%, $1,000,000 par, due 11/1/2021		(1)	1,011,820
Covidien International Finance SA	6.00%, $400,000 par, due 10/15/2017		(1)	430,874
Credit Suisse AG/New York NY	1.38%, $300,000 par, due 5/26/2017		(1)	298,583
CVS Health Corp	2.80%, $930,000 par, due 7/20/2020		(1)	934,178
Daimler Finance North America LLC	1.38%, $500,000 par, due 8/1/2017		(1)	495,479
Daimler Finance North America LLC	2.95%, $650,000 par, due 1/11/2017		(1)	657,769
DBRR 2011-LC2 Trust	4.54%, $2,500,000 par, due 7/12/2044		(1)	2,698,675
Dell Equipment Finance Trust 2015-2	1.42%, $1,450,000 par, due 12/22/2017		(1)	1,445,112
DIRECTV Holdings LLC / DIRECTV Financing Co Inc	2.40%, $1,200,000 par, due 3/15/2017		(1)	1,209,656
Discover Card Execution Note Trust	1.39%, $1,800,000 par, due 4/15/2020		(1)	1,795,365
DNB Boligkreditt AS	1.45%, $1,225,000 par, due 3/21/2018		(1)	1,214,650
Eaton Corp	1.50%, $750,000 par, due 11/2/2017		(1)	745,265
Ecolab Inc	3.00%, $940,000 par, due 12/8/2016		(1)	953,493
EdLinc Student Loan Funding Trust 2012-1	1.42%, $1,012,478 par, due 9/25/2030		(1)	1,009,679
Edsouth Indenture No 2 LLC	1.57%, $835,451 par, due 9/25/2040		(1)	835,407
Edsouth Indenture No 4 LLC	0.99%, $986,794 par, due 2/26/2029		(1)	967,596
Educational Funding of the South Inc	0.97%, $1,864,309 par, due 4/25/2035		(1)	1,820,693
Elkhart Community Schools	1.35%, $1,140,000 par, due 1/20/2017		(1)	1,140,308
EMD Finance LLC (Merck KGaA)	2.40%, $740,000 par, due 3/19/2020		(1)	720,352
Entergy Gulf States Louisiana LLC	6.00%, $1,000,000 par, due 5/1/2018		(1)	1,092,831
Enterprise Fleet Financing LLC	1.30%, $1,800,000 par, due 9/20/2020		(1)	1,793,646
Ethiopian Leasing 2012 LLC	2.57%, $1,178,204 par, due 8/14/2026		(1)	1,174,644
Export Leasing 2009 LLC	1.86%, $1,353,370 par, due 8/28/2021		(1)	1,349,119
Exxon Mobil Corp	1.91%, $1,212,000 par, due 3/6/2020		(1)	1,201,869
Fannie Mae Pool	1.94%, $924,244 par, due 10/1/2033		(1)	965,550
Fannie Mae Pool	1.96%, $1,223,836 par, due 6/1/2033		(1)	1,283,705
Fannie Mae Pool	2.00%, $1,095,948 par, due 5/1/2023		(1)	1,100,780
Fannie Mae Pool	2.00%, $1,102,615 par, due 4/1/2023		(1)	1,107,493
Fannie Mae Pool	2.00%, $1,113,930 par, due 6/1/2023		(1)	1,118,854
Fannie Mae Pool	2.00%, $2,347,169 par, due 8/1/2023		(1)	2,357,559
Fannie Mae Pool	2.00%, $3,424,510 par, due 8/1/2023		(1)	3,439,663
Fannie Mae Pool	2.01%, $867,375 par, due 8/1/2034		(1)	913,523
Fannie Mae Pool	2.05%, $687,161 par, due 3/1/2034		(1)	716,721
Fannie Mae Pool	2.46%, $1,589,406 par, due 3/1/2042		(1)	1,658,099
Fannie Mae Pool	2.50%, $1,709,285 par, due 8/1/2045		(1)	1,728,812
Fannie Mae Pool	2.50%, $2,060,511 par, due 11/1/2024		(1)	2,088,353
Fannie Mae Pool	2.50%, $2,082,829 par, due 11/1/2024		(1)	2,121,049
Fannie Mae Pool	2.51%, $2,655,296 par, due 7/1/2020		(1)	2,718,829
Fannie Mae Pool	2.56%, $1,773,739 par, due 3/1/2021		(1)	1,794,561
Fannie Mae Pool	2.57%, $1,738,649 par, due 9/1/2019		(1)	1,777,843
Fannie Mae Pool	2.57%, $1,800,000 par, due 12/1/2020		(1)	1,845,983
Fannie Mae Pool	2.57%, $966,878 par, due 9/1/2019		(1)	988,672
Fannie Mae Pool	2.65%, $1,978,550 par, due 8/1/2045		(1)	2,011,085
Fannie Mae Pool	2.65%, $915,048 par, due 7/1/2045		(1)	930,445
Fannie Mae Pool	2.79%, $2,772,721 par, due 8/1/2044		(1)	2,840,051
Fannie Mae Pool	2.81%, $1,485,659 par, due 8/1/2044		(1)	1,521,773
Fannie Mae Pool	2.83%, $1,389,627 par, due 8/1/2044		(1)	1,423,472
Fannie Mae Pool	2.85%, $1,460,333 par, due 8/1/2044		(1)	1,496,000
Fannie Mae Pool	2.96%, $1,178,075 par, due 6/1/2022		(1)	1,214,342
Fannie Mae Pool	2.98%, $1,505,008 par, due 1/1/2022		(1)	1,543,961
Fannie Mae Pool	3.00%, $1,885,913 par, due 1/1/2022		(1)	1,945,989
Fannie Mae Pool	3.00%, $878,606 par, due 12/1/2021		(1)	906,581
Fannie Mae Pool	3.17%, $741,795 par, due 11/1/2041		(1)	774,116
Fannie Mae Pool	4.50%, $204,250 par, due 7/1/2018		(1)	211,085
Fannie Mae Pool	5.00%, $1,083,709 par, due 6/1/2035		(1)	1,197,774
Fannie Mae Pool	5.00%, $207,747 par, due 2/1/2019		(1)	217,918
Fannie Mae Pool	5.00%, $488,228 par, due 1/1/2019		(1)	509,896
Fannie Mae Pool	5.50%, $2,141,290 par, due 4/1/2033		(1)	2,447,839
Fannie Mae Pool	5.50%, $329,664 par, due 4/1/2036		(1)	369,687
Fannie Mae Pool	5.50%, $862,901 par, due 11/1/2021		(1)	925,522
Fannie Mae Pool	5.50%, $916,362 par, due 9/1/2036		(1)	1,030,069
Fannie Mae REMIC Trust 2002-W12	5.07%, $279,423 par, due 2/25/2033		(1)	293,104
Fannie Mae REMICS	4.50%, $758,817 par, due 9/25/2018		(1)	782,362
Fannie Mae-Aces	1.23%, $2,654,458 par, due 4/25/2018		(1)	2,648,262
Fannie Mae-Aces	2.17%, $3,500,000 par, due 9/25/2019		(1)	3,526,758
FHLMC K710 A2 Multifam	1.88%, $1,675,000 par, due 5/25/2019		(1)	1,674,374
FHLMC Multifamily Structured Pass Through Certificates	2.09%, $1,725,000 par, due 3/25/2019		(1)	1,736,164
FHLMC Multifamily Structured Pass Through Certificates	2.35%, $1,800,000 par, due 4/25/2021		(1)	1,819,642
FHLMC Multifamily Structured Pass Through Certificates	2.79%, $3,500,000 par, due 1/25/2022		(1)	3,548,115
FHLMC Multifamily Structured Pass Through	3.88%, $825,000 par, due 11/25/2017		(1)	856,602
FHLMC Multifamily Structured Passthrough	2.70%, $3,000,000 par, due 5/25/2018		(1)	3,065,232
FHMS K502 A2 MULTIFAMILY	1.43%, $4,286,177 par, due 8/25/2017		(1)	4,288,710
51(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
Fifth Third Auto Trust 2014-2	0.89%, $1,700,000 par, due 11/15/2018		(1)	$1,695,638
Ford Credit Auto Lease Trust 2014-B	0.89%, $1,800,000 par, due 9/15/2017		(1)	1,797,214
Ford Credit Auto Owner Trust 2014-C	1.06%, $3,600,000 par, due 5/15/2019		(1)	3,591,475
Ford Credit Auto Owner Trust FORDR 2015-2 A 5.0-YR	2.44%, $1,900,000 par, due 1/15/2027		(1)	1,889,580
Ford Motor Credit Co LLC	2.50%, $1,000,000 par, due 1/15/2016		(1)	1,000,226
Freddie Mac Gold Pool	2.50%, $732,763 par, due 7/1/2023		(1)	747,461
Freddie Mac Gold Pool	3.00%, $1,339,283 par, due 10/1/2026		(1)	1,383,904
Freddie Mac Gold Pool	5.00%, $148,039 par, due 8/1/2018		(1)	154,143
Freddie Mac Gold Pool	5.50%, $466,849 par, due 11/1/2021		(1)	496,458
Freddie Mac Non Gold Pool	2.18%, $1,636,895 par, due 7/1/2042		(1)	1,676,716
Freddie Mac Non Gold Pool	2.22%, $1,324,038 par, due 8/1/2042		(1)	1,356,725
Freddie Mac Non Gold Pool	2.28%, $1,240,731 par, due 8/1/2043		(1)	1,257,133
Freddie Mac Non Gold Pool	2.48%, $1,584,540 par, due 2/1/2042		(1)	1,644,578
Freddie Mac Non Gold Pool	2.51%, $2,387,159 par, due 4/1/2038		(1)	2,540,632
Freddie Mac Non Gold Pool	2.64%, $1,472,878 par, due 1/1/2045		(1)	1,497,786
Freddie Mac Non Gold Pool	2.67%, $2,845,295 par, due 8/1/2044		(1)	2,903,424
Freddie Mac Non Gold Pool	2.68%, $795,590 par, due 8/1/2045		(1)	808,035
Freddie Mac Non Gold Pool	2.72%, $1,498,651 par, due 12/1/2044		(1)	1,528,315
Freddie Mac REMICS	5.50%, $157,641 par, due 10/15/2016		(1)	159,538
GAHR Commercial Mortgage Trust 2015-NRF	3.23%, $1,300,000 par, due 12/15/2019		(1)	1,319,644
GE Capital International Funding Co	0.96%, $1,030,000 par, due 4/15/2016		(1)	1,030,465
GE Equipment Midticket LLC Series 2013-1	0.95%, $499,350 par, due 4/22/2016		(1)	498,920
GE Equipment Small Ticket LLC Series 2013-1	1.02%, $271,334 par, due 2/24/2017		(1)	271,216
General Mills Inc	5.70%, $1,000,000 par, due 2/15/2017		(1)	1,046,079
Ginnie Mae II pool	1.74%, $1,973,833 par, due 6/20/2058		(1)	2,007,112
Ginnie Mae II pool	1.75%, $930,903 par, due 3/20/2042		(1)	956,724
Ginnie Mae II pool	5.46%, $1,775,248 par, due 7/20/2059		(1)	1,825,347
Goldman Sachs Group Inc/The	2.60%, $1,420,000 par, due 4/23/2020		(1)	1,409,217
Goldman Sachs Group Inc/The	2.75%, $240,000 par, due 9/15/2020		(1)	239,842
Halliburton Co	2.70%, $370,000 par, due 11/15/2020		(1)	365,726
Hashemite Kingdom of Jordan Government AID Bond	2.58%, $2,850,000 par, due 6/30/2022		(1)	2,880,908
Honda Auto Receivables 2014-4 Owner Trust	0.99%, $1,800,000 par, due 9/17/2018		(1)	1,794,033
Honda Auto Receivables Owner Trust 2014-3	0.88%, $1,600,000 par, due 6/15/2018		(1)	1,596,026
HSBC USA Inc	1.63%, $700,000 par, due 1/16/2018		(1)	696,533
HSBC USA Inc	2.35%, $520,000 par, due 3/5/2020		(1)	513,955
Hyundai Auto Receivables Trust 2015-A	1.05%, $1,800,000 par, due 4/15/2019		(1)	1,792,710
Hyundai Auto Receivables Trust 2015-B	1.12%, $1,900,000 par, due 11/15/2019		(1)	1,885,381
Intel Corp	1.35%, $500,000 par, due 12/15/2017		(1)	500,665
Intel Corp	2.45%, $200,000 par, due 7/29/2020		(1)	202,288
International Business Machines Corp	5.70%, $1,120,000 par, due 9/14/2017		(1)	1,201,292
Iowa Student Loan Liquidity Corp	0.77%, $1,808,063 par, due 9/25/2037		(1)	1,714,906
John Deere Capital Corp	1.20%, $400,000 par, due 10/10/2017		(1)	398,543
John Deere Capital Corp	1.75%, $270,000 par, due 8/10/2018		(1)	270,070
John Deere Capital Corp	5.35%, $300,000 par, due 4/3/2018		(1)	323,992
JP 2006-C1 Trust	0.67%, $268,394 par, due 12/15/2047		(1)	267,844
JP Morgan Chase Commercial Mortgage
Securities Trust 2013-C13	3.41%, $600,000 par, due 1/15/2046		(1)	616,141
JPMBB Commercial Mortgage Securities Trust 2013-C12	3.16%, $1,825,000 par, due 7/15/2045		(1)	1,856,458
JPMBB Commercial Mortgage Securities Trust 2013-C14	3.76%, $1,725,000 par, due 6/15/2023		(1)	1,795,534
JPMorgan Chase & Co	2.25%, $600,000 par, due 1/23/2020		(1)	590,269
JPMorgan Chase & Co	2.55%, $535,000 par, due 10/29/2020		(1)	530,511
JPMorgan Chase & Co	3.15%, $1,250,000 par, due 7/5/2016		(1)	1,262,921
Kellogg Co	1.75%, $1,080,000 par, due 5/17/2017		(1)	1,080,477
Kentucky Utilities Co	3.25%, $1,200,000 par, due 11/1/2020		(1)	1,243,997
KeyBank NA/Cleveland OH	2.25%, $490,000 par, due 3/16/2020		(1)	484,518
KeyBank NA/Cleveland OH	2.50%, $250,000 par, due 12/15/2019		(1)	250,347
Kimco Realty Corp	4.30%, $1,000,000 par, due 2/1/2018		(1)	1,042,608
LB-UBS Commercial Mortgage Trust 2006-C6	5.37%, $1,607,066 par, due 9/15/2039		(1)	1,630,344
LB-UBS Commercial Mortgage Trust 2006-C7	5.33%, $1,356,334 par, due 11/15/2038		(1)	1,383,556
Lockheed Martin Corp	2.50%, $650,000 par, due 11/23/2020		(1)	646,145
Manufacturers & Traders Trust Co	2.10%, $550,000 par, due 2/6/2020		(1)	540,167
Marathon Oil Corp	2.70%, $1,200,000 par, due 6/1/2020		(1)	1,058,092
Marathon Petroleum Corp	3.40%, $800,000 par, due 12/15/2020		(1)	785,667
M Trust 2006-LDP6	2.75%, $300,000 par, due 12/9/2020		(1)	299,793
Medtronic Inc	2.50%, $380,000 par, due 3/15/2020		(1)	382,696
Mercedes-Benz Auto Receivables Trust 2015-1	1.34%, $1,800,000 par, due 12/16/2019		(1)	1,790,026
M Trust 2013-C12	3.88%, $360,000 par, due 1/15/2021		(1)	385,940
MetLife Inc	6.75%, $1,000,000 par, due 6/1/2016		(1)	1,022,906
M Trust 2013-C14	1.07%, $1,000,000 par, due 7/1/2017		(1)	999,750
Micron Semiconductor Asia Pte Ltd	1.26%, $1,513,400 par, due 1/15/2019		(1)	1,504,923
Morgan Stanley Capital I Trust 2007-IQ13	5.31%, $1,453,389 par, due 3/15/2044		(1)	1,488,507
Morgan Stanley Capital I Trust 2007-IQ13	5.36%, $1,625,000 par, due 3/15/2044		(1)	1,668,020
Morgan Stanley Capital I Trust 2012-C4	2.11%, $1,200,000 par, due 3/15/2045		(1)	1,203,287
Morgan Stanley	1.88%, $150,000 par, due 1/5/2018		(1)	149,853

52(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015
	Description of investment, including
	maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party	collateral, par, or maturing value	shares	Cost	Current value
Morgan Stanley	2.65%, $360,000 par, due 1/27/2020		(1)	$359,021
Morgan Stanley	5.45%, $1,000,000 par, due 1/9/2017		(1)	1,038,048
National City Bank/Cleveland OH	5.25%, $500,000 par, due 12/15/2016		(1)	517,576
New Hampshire Higher Education Loan Corp	0.66%, $1,167,622 par, due 10/25/2028		(1)	1,164,434
New York City Transitional Fin Auth
Future Tax Sec Revenue	1.75%, $750,000 par, due 2/1/2018		(1)	752,738
New York Life Global Funding	1.65%, $1,190,000 par, due 5/15/2017		(1)	1,194,653
New York State Urban Development Corp	6.45%, $635,000 par, due 3/15/2018		(1)	676,002
Nissan Auto Receivables 2015-B Owner Trust	1.34%, $1,800,000 par, due 3/16/2020		(1)	1,789,295
Norfolk Southern Corp	5.75%, $1,080,000 par, due 4/1/2018		(1)	1,165,494
Northern States Power Co/MN	2.20%, $430,000 par, due 8/15/2020		(1)	427,052
Olentangy Local School District	5.00%, $1,000,000 par, due 12/1/2019		(1)	1,114,380
Oracle Corp	1.20%, $1,015,000 par, due 10/15/2017		(1)	1,015,538
Overseas Private Investment Corp	1.67%, $1,000,000 par, due 11/17/2017		(1)	1,028,776
Overseas Private Investment Corp	2.52%, $1,400,000 par, due 9/15/2022		(1)	1,409,376
Pennsylvania Higher Ed Assistance	0.97%, $772,858 par, due 4/25/2030		(1)	760,054
Pennsylvania Higher Edu Assistance Agcy	1.42%, $1,462,400 par, due 1/25/2028		(1)	1,486,588
PepsiCo Inc	0.95%, $1,000,000 par, due 2/22/2017		(1)	998,117
Petroleos Mexicanos	1.95%, $1,400,000 par, due 12/20/2022		(1)	1,389,436
PNC Bank NA	1.30%, $300,000 par, due 10/3/2016		(1)	300,640
PNC Bank NA	2.30%, $1,110,000 par, due 6/1/2020		(1)	1,100,062
Praxair Inc	2.25%, $440,000 par, due 9/24/2020		(1)	438,639
Precision Castparts Corp	2.25%, $1,110,000 par, due 6/15/2020		(1)	1,103,664
Rio Tinto Finance USA PLC	2.00%, $700,000 par, due 3/22/2017		(1)	699,389
Royal Bank of Canada	1.88%, $1,820,000 par, due 2/5/2020		(1)	1,786,814
SABMiller Holdings Inc	2.45%, $1,000,000 par, due 1/15/2017		(1)	1,007,703
Santander Drive Auto Receivabl	0.80%, $1,026,739 par, due 4/16/2018		(1)	1,026,033
SBA Small Business Investment Cos	2.52%, $1,785,176 par, due 3/10/2025		(1)	1,805,079
SBA Small Business Investment Cos	2.83%, $5,000,000 par, due 9/10/2025		(1)	5,068,510
SBA Small Business Investment Cos	5.68%, $24,765 par, due 8/10/2016		(1)	25,281
Shell International Finance BV	2.13%, $800,000 par, due 5/11/2020		(1)	787,011
Shell International Finance BV	2.25%, $400,000 par, due 11/10/2020		(1)	394,116
Sherwin-Williams Co/The	1.35%, $800,000 par, due 12/15/2017		(1)	793,165
Siemens Financieringsmaatschappij NV	5.75%, $1,000,000 par, due 10/17/2016		(1)	1,035,634
Simon Property Group LP	2.50%, $830,000 par, due 9/1/2020		(1)	830,641
SLM Student Loan Trust 2008-9	1.82%, $1,463,051 par, due 4/25/2023		(1)	1,464,048
SLM Student Loan Trust 2013-3	0.72%, $1,400,115 par, due 5/26/2020		(1)	1,393,151
South Carolina Student Loan Corp	0.67%, $820,754 par, due 8/25/2034		(1)	798,397
State of Arkansas	0.82%, $1,715,000 par, due 7/1/2017		(1)	1,707,848
State of Rhode Island	6.21%, $910,000 par, due 2/1/2016		(1)	913,722
State Street Corp	2.55%, $650,000 par, due 8/18/2020		(1)	658,091
Target Corp	6.00%, $350,000 par, due 1/15/2018		(1)	381,465
Tesco PLC	2.70%, $1,000,000 par, due 1/5/2017		(1)	999,990
Texas A&M University	2.19%, $1,030,000 par, due 5/15/2020		(1)	1,026,786
Texas Children's Hospital	2.37%, $1,750,000 par, due 10/1/2020		(1)	1,748,079
Texas Instruments Inc	1.75%, $550,000 par, due 5/1/2020		(1)	535,755
Toronto-Dominion Bank/The	1.63%, $600,000 par, due 3/13/2018		(1)	598,350
Total Capital International SA	0.75%, $560,000 par, due 1/25/2016		(1)	559,994
Total Capital Intl	1.50%, $1,000,000 par, due 2/17/2017		(1)	1,001,783
Towd Point Mortgage Trust 2015-4	3.50%, $1,241,499 par, due 4/26/2055		(1)	1,252,644
Towd Point Mortgage Trust 2015-6	3.50%, $1,484,024 par, due 4/25/2055		(1)	1,493,374
Toyota Auto Receivables 2014-B Owner Trust	0.76%, $1,700,000 par, due 3/15/2018		(1)	1,695,743
Toyota Auto Receivables 2015-C Owner Trust	1.34%, $2,000,000 par, due 6/17/2019		(1)	1,995,156
Toyota Motor Credit Corp	1.55%, $400,000 par, due 7/13/2018		(1)	399,055
Toyota Motor Credit Corp	2.05%, $900,000 par, due 1/12/2017		(1)	907,734
UBS AG/Stamford CT	1.38%, $325,000 par, due 8/14/2017		(1)	322,995
UBS AG/Stamford CT	2.35%, $900,000 par, due 3/26/2020		(1)	898,945
UBS-Barclays Commercial Mortgage Trust 2012-C4	2.46%, $1,890,000 par, due 12/10/2045		(1)	1,864,349
Union Pacific Corp	5.65%, $360,000 par, due 5/1/2017		(1)	378,840
Union Pacific Corp	5.75%, $910,000 par, due 11/15/2017		(1)	979,710
United States Small Business Administration	3.37%, $1,585,537 par, due 10/1/2033		(1)	1,647,070
United States Small Business Administration	5.51%, $1,644,865 par, due 11/1/2027		(1)	1,830,264
United States Small Business Administration	5.72%, $1,235,146 par, due 1/1/2029		(1)	1,391,412
United States Small Business Administration	6.77%, $1,221,555 par, due 11/1/2028		(1)	1,397,131
United States Treasury Inflation Indexed Bonds	0.38%, $11,350,000 par, due 7/15/2025		(1)	11,021,006
United States Treasury Note/Bond	1.75%, $300,000 par, due 9/30/2022		(1)	294,047
United States Treasury Note/Bond	1.88%, $4,500,000 par, due 10/31/2022		(1)	4,443,048
United States Treasury Note/Bond	2.00%, $10,025,000 par, due 2/15/2025		(1)	9,799,828
United States Treasury Note/Bond	2.25%, $3,500,000 par, due 11/15/2025		(1)	3,492,206
United Technologies Corp	1.80%, $940,000 par, due 6/1/2017		(1)	945,306
UnitedHealth Group Inc	2.70%, $680,000 par, due 7/15/2020		(1)	687,124
USAA Capital Corp	2.45%, $770,000 par, due 8/1/2020		(1)	769,722
Ventas Realty LP / Ventas Capital Corp	2.00%, $1,000,000 par, due 2/15/2018		(1)	995,117
Verizon Communications Inc	2.50%, $549,000 par, due 9/15/2016		(1)	553,284

53(Continued)

WELLS FARGO & COMPANY 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2015
		Description of investment, including
		maturity date, rate of interest,	Units/
Identity of issuer, borrower, lessor, or similar party		collateral, par, or maturing value	shares	Cost	Current value
	Visa Inc	2.20%, $790,000 par, due 12/14/2020		(1)	$788,530
	Volkswagen Auto Lease Trust 2015-A	1.25%, $2,200,000 par, due 12/20/2017		(1)	2,178,139
	Volkswagen Group of America Finance LLC	1.60%, $590,000 par, due 11/20/2017		(1)	572,856
	Volkswagen Group of America Finance LLC	2.40%, $430,000 par, due 5/22/2020		(1)	402,538
	Westar Energy Inc	5.15%, $1,500,000 par, due 1/1/2017		(1)	1,544,444
	Westpac Banking Corp	2.30%, $490,000 par, due 5/26/2020		(1)	487,281
	Windermere Aviation LLC	2.35%, $1,263,292 par, due 5/27/2026		(1)	1,253,230
	Wells Fargo/BlackRock Short Term Investment Fund S	0.25%, $1,603,505 par		(1)	1,603,505
					368,200,516
		Accrued income			1,360,613
		Receivable for investment payments due			302,110
		Total			369,863,239

	Total underlying securities of security-backed contracts at fair value				3,577,784,354
	Accrued income				7,872,908
	Deposits with brokers for futures transactions				97,200
	Variation margin payable				(15,187)
	Receivable for investment securities sold				6,916,000
	Receivable for investment payments due				695,616
	Payable for investment securities purchased on a forward commitment basis				(5,592,301)
	Wrapper contract fee payable				(1,358,463)
	Payable for investment securities purchased				(6,951,000)
	Investment management fee payable				(91,622)
	Wrapper contracts at fair value				459,698
	Pending trades				(729,556)
	Total security-backed contracts				3,579,087,647

	Adjustment from fair value to contract value
	for fully benefit investment contract				(20,557,909)
	Total security-back contracts at contract value				3,558,529,738

	Collective investment funds:
	Wells Fargo/BlackRock Short Term Investment Fund S	0.25%			187,668,922
	Wells Fargo Stable Return Fund G	1.79%			200,461,992
	Adjustment from fair value to contract value
	for fully benefit investment contract				(997,323)
	Total collective investment funds at contract value				387,133,591
	Total Stable Value Fund				3,945,663,329
*	Wells Fargo – ESOP
	Wells Fargo & Co. common stock allocated	Common stock fund	177,248,425	6,938,148,619	9,635,224,383
	Wells Fargo & Co. common stock unallocated	Common stock fund	12	643	652
	Wells Fargo ESOP – Unallocated	Convertible preferred stock	1,418,917	1,543,382,110	1,726,518,654
	Short-term investments	Money Market Fund	123,731,845	123,731,845	123,731,845
	Total Wells Fargo – ESOP				11,485,475,534
*	Wells Fargo – Non-ESOP
	Wells Fargo & Co. common stock	Common stock fund	19,060,966	747,253,425	1,036,154,112
	Short-term investments	Money market fund	20,894,276	20,894,276	20,894,276
	Total Wells Fargo – Non-ESOP				1,057,048,388
					$36,768,620,079
*	Represents a party-in-interest.
(1)	Cost information not required as investments are participant directed.
See accompanying report of independent registered public accounting firm.

54

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WELLS FARGO & COMPANY 401(k) PLAN

/s/ Justin C. Thornton
Justin C. Thornton
Executive Vice President
Director of Compensation & Benefits
Wells Fargo & Company

June 16, 2016

EXHIBIT INDEX

Exhibit No.	Description	Location

(23)	Consent of Independent Registered Public Accounting Firm	Filed herewith.